                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES

     Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934
               (Exact name of Company as specified in its charter)

                      HUAYANG INTERNATIONAL HOLDINGS, INC.


                          NEVADA                                58-1667944
                          ------                                ----------
             (State or other jurisdiction of                 (I.R.S. Employer
              incorporation or organization)              Identification Number)

                   386 Qing Nian Avenue
                     Shenyang, China                              10003
         (Address of principal executive offices)               (zip code)


                             011 (86)(24) 2318-0688
                (Issuer's telephone number, including area code)

           Securities to be registered under Section 12(b) of the Act:


                   Title of each class            Name of each exchange on which
                   to be so registered            each class is to be registered

                           NONE                                NONE
                           ----                                ----

           Securities to be registered under Section 12(g) of the Act:

                          COMMON STOCK, PAR VALUE $0.02
                          -----------------------------
                                (Title of Class)

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                                     PART I
                                     ------
ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW

         Huayang International Holdings, Inc. (the "Company", "We", or "Registrant"), formerly known as Power Capital Corp. ("PCC"), is a real-estate development company engaged in the development of a 162,000 square meter hotel and business property in the People's Republic of China. The Company's current activities include the development and construction of a hotel, apartment and office complex in Shenyang, China.

STRUCTURE OF THE COMPANY

         We conduct our business through our 95% owned subsidiary Shenyang Haitong House Properties Development, Ltd ("Haitong"), and the following joint ventures in which the Company holds a 20% stake: Changyang International Hotel Co., Ltd. ("Hotel"), Changhua (Shenyang) Business Co., Ltd. ("Business Center") and Changyuan (Shenyang) Car Park Co., Ltd. ("Garage") (collectively referred to as the "Hotel Group").

HISTORY

         We were a publicly listed company, incorporated under the laws of the state of Nevada, trading on the OTC Bulletin Board.

         On December 29, 1995, PCC signed an acquisition agreement, as amended on January 5, 1996, with the Huayang International Trust (the "Trust"), whereby the Trust sold its 95%, 20%, 20% and 20% investments in Haitong, Hotel, Business Center and Garage, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. On January 5, 1996, 6,000,000 shares were transferred to the Trust. At the date of acquisition, PCC changed its name to Huayang International Holdings, Inc.

BUSINESS

         We are engaged in real estate development. As of now, we are primarily engaged in developing the Huayang International Mansion ("Commercial Towers"). Upon completion, the Mansion will be a mixed-use complex with a total construction area of 162,000 square meters. The Commercial Tower is located in Shenyang, a major Chinese city with a population of nearly seven million, offering residential, hotel, office, recreation, shopping and conference facilities.

         The building consists of two towers and two podiums. Haitong owns Tower A and Podium A, while Hotel Group owns Tower B and Podium B of the building.

         Tower A is a 22 story construction with 330 office units, 220 business apartments, and 66 penthouse apartments, totaling approximately 56,000 square meters. Assuming all the units in Tower A are sold, then we estimate that it will provide at least US$40 million in gross revenues. Podium A is a six story and two underground level construction totaling approximately 27,000 square meters, with 21,418 square meters of commercial space for lease and parking space for up to 95 cars. As of December 31, 1999, 332 units of Tower A totaling approximately 28,000 square meters (69% of the total area available for sale) have been sold, generating approximately

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US$21.6 million in gross revenues, and 71 Tower A units totaling approximately 5,800 square meters (36% of available space) have been leased, generating US$0.68 million in annual gross revenues.

         Tower B and Podium B of the building totaling approximately 80,000 square meters will be operated by Sheraton Overseas Management Corporation and Hotel Group together as Sheraton Shenyang Lido Hotel. When completed, the five-star hotel will have 533 rooms/suites and 90 luxury apartments. Assuming an occupancy rate of 70%, and a standard room rate of US$140, the hotel will generate US$46.65 million each year in gross revenues, including revenues derived from room charges, restaurants and bars, recreation facilities, business facilities and car park. The service facilities in the hotel will serve the entire building.

         There can be no assurance, however, that such an occupancy and room rate will be attained.

         The Commercial Tower is conveniently located in the City's Special Economic Zone for new and hi-tech enterprises, and is only approximately 15 minutes away from the city's international airport and approximately 10 minutes away from the city's main railway station. Qingnian Avenue, a major traffic thoroughfare for the city leads to the building. Wulihe Stadium, the city's newest and most advanced stadium is located just on the northern side of the building. Regent Park, on the western side of the building, is a luxury residential area under development. JW Marriott Hotel and China Northern Airline's main office face the building's south side. To the east, across Qingnian Avenue is Riverside Garden, considered the most luxurious residential development in northeastern China. Some major entertainment facilities, such as Summer Place (a water park), the Science and Technology Museum and an aquarium are also located nearby.

         The total cost for the project is budgeted at US$170 million, of which it is expected that US$70 million will fund the development of Tower A and Podium A, and US$100 million will pay the costs of developing the Sheraton Hotel.

         The project is scheduled to be completed by August 2000. Construction on Tower A was completed in December 1999. The Hotel is scheduled to open in September 2000.

MARKET AND COMPETITION

         Shenyang is the capital city of Liaoning Province. It is a major Chinese city with a population of nearly 7 million. It was ranked by the State Statistical Bureau as the fifth largest city in China in terms of economic strength, after Shanghai, Beijing, Tianjin and Guangzhou. Shenyang is one of the most important heavy industrial centers of China. Shenyang is also the most important traffic hub for northeastern China. It connects Beijing with major cities such as Dalian, Harbin, Dandong, and Changchun as well as Russia, Mongolia and North Korea.

         In the process of China's economic reform, Shenyang has put great effort into developing projects with high economic growth potential and has significantly improved its infrastructure to ensure that its economy will continue to grow. The city has given priority to the automobile manufacturing, service, and high technology sectors and has been quite successful in attracting investments in these sectors. For example, large automakers such as Toyota, General Motors and Ford all have established joint ventures in the city.

         The economic development has led to a higher level of demand for office space, retail space, business apartments and hotels, especially for high-end properties with good locations and quality
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services. We quickly responded to market demands and initiated the Huayang
International Mansion project, which will provide office space, luxury residential units, retail space, entertainment functions, convention and exhibition functions as well as a five star-hotel.

         We are in direct competition with a number of real estate development and property management companies that also provide office space to businesses in Shenyang. Some of these companies may have more resources than we do, or are able to offer similar services at a better price than we are. The Sheraton hotel will compete directly with other business hotels in Shenyang, such as the JW Marriott and Traders Hotel operated by Shangri-la.

JOINT VENTURES

         In order to enhance the efficiency of the operation of the Commercial Towers, we entered into several joint ventures to operate various aspects of the Commercial Towers.

         HOTEL: Hotel is developing a 55,000 square meter, 623 room luxury business hotel in Tower B of the Commercial Towers. We are a 20% stakeholder in the Hotel project. The Hotel will be managed by Sheraton Hotels, a subsidiary of Starwood Hotels & Resorts Trust.

         As of December 31, 1999 the total construction costs of Tower B and Podium B totaled approximately US$99.7 million, of which approximately US$41 million had been paid with the balance to be paid by the principal shareholder, Yick Ho, Ltd., a wholly owned subsidiary of Cheung Kong (Holdings) Limited, a Hong Kong based corporation listed in Hong Kong Stock Exchange. The Company must provide additional financing of US$2,500,000. The Hotel Group is expected to generate annual revenues of $46.65 million based on a 70% annual occupancy rate. This is based on projected revenues of $30.19 million from room tariffs, and US$16.46 million from other services including the Business Center and Garage.

         BUSINESS CENTER: Business Center owns and operates a 19,000 square meter business center occupying the five story podium of Tower B. The Business Center will operate business and conference facilities as well as entertainment facilities. We are a 20% stakeholder in the Business Center project. The Company expects the Business Center to generate annual revenues of $16.25 million.

         GARAGE: Garage owns and operates a 6,000 square meter parking facility in support of the Hotel and Business Center. The facility occupies two basement levels of Tower B. We are a 20% stakeholder in the Garage project. Based on a 70% annual occupancy rate of the hotel, the parking facilities are expected to generate annual revenues of $211,000.

PROJECT FUNDING

         Our projects were financed through a combination of debt financing in the form of mortgage notes, capital contributions by Mr. Gao Wanjun, one of our officers, directors and controlling shareholders, and shareholder loans made to us by Mr. Gao.

PROJECT STATUS

         Tower A has been completed. There are 330 office units, 220 business apartment units and 66 penthouse apartment units in Tower A, totaling approximately 56,000 square meters. Of the total available space, approximately 40,000 square meters are designated for sale and approximately 16,000

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square meters are intended to be leased properties. As of December 31, 1999, approximately 28,000 square meters of floor space had been sold and approximately 5,800 square meters of floor space had been leased.

         Podium A has almost been completed and we expect it to begin full operation by the end of July 2000. Agriculture Bank of China has leased 1,000 square meters of the ground floor area. In addition, the "Spring of Paris," a luxury shopping mall, has signed a letter of intent to lease 12,000 square meters.

         The construction of Hotel is almost finished as well. The Hotel plans to open in September 2000.

GOVERNMENT REGULATION

                  Our projects are subject to various laws and governmental regulations, such as zoning regulations, relating to our business operations and project developments. We must obtain and keep current various licenses, permits and regulatory approvals for its development projects. We believe that we are in compliance with all laws, rules and regulations applicable to its projects and that such laws, rules and regulations do not currently have a material impact on our operations. Due to the increasing levels of development in the areas of China where we currently operate, it is possible that new laws, rules and/or regulations may be adopted that could affect our projects or proposed projects. The enactment of such laws, rules or regulations in the future could have a negative impact on our project growth or profitability, which could decrease our projected revenues or increase our costs of doing business.

EMPLOYEES

         As of March 31, 2000, the Company had 20 employees, all of which are salaried. No employee group is covered under a collective bargaining agreement. We believe our relationship with our employees is good.

CAUTIONARY STATEMENTS

                        RISKS ASSOCIATED WITH THE COMPANY

WE HAVE A LIMITED OPERATING HISTORY UPON WHICH TO BASE AN INVESTMENT IN THE COMPANY.

         Although we merged into PCC in December 1995, we did not initiate operations until October 1997. As a result, we have a limited operating history upon which an evaluation of our business and prospects. Our prospects must be considered in light of risks, expenses, delays, problems and difficulties frequently encountered by early stage companies.

OUR REAL ESTATE DEVELOPMENTS MAY NOT ACHIEVE THE MARKET ACCEPTANCE REQUIRED FOR US TO GENERATE PROFITS.

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         We have not yet completed construction of our first project, the
Huayang International Mansion. Construction on the Commercial Towers is scheduled to be completed in August 2000. There can be no assurance that we will be successful in our business operations or that we will achieve sufficient levels of market acceptance for our property development projects and joint ventures. Our business may be subject to any or all of the problems, expenses, delays and risks inherent in the establishment of a new business enterprise including limited capital resources, possible delays in construction and/or development of its properties, possible cost overruns due to price and cost increases in raw materials and the manufacturing processes, uncertain market acceptance and the absence of an operating history. Therefore, there can be no assurance that our business or joint ventures will be able to achieve or maintain profitable operations. Further, there can be no assurance that we will not encounter unforeseen difficulties that may deplete our capital resources more rapidly than anticipated.

WE MAY EXPERIENCE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

         Our operating results have varied significantly from quarter to quarter in the past and may continue to vary significantly from quarter to quarter in the future due to a variety of factors. Many of these factors are out of our control. These factors include:

         o  Fluctuations in the real estate market where we operate;
         o  Seasonality of the hotel industry;
         o  Unexpected delays in construction of our real estate developments;
         o New office and hotel developments in the same market in which we operate;
         o  A decline in tourism or business in the market in which we operate;
            and
         o Increases in expenses, whether related to sales and marketing, new construction, maintenance or repair costs, or administration.

         We will continue to determine our investment and expense levels based on our expected future revenues, which may not grow at historical rates in future periods, if at all. A significant portion of our expenses is not variable in the short term and cannot be quickly reduced to respond to decreases in revenues. Therefore, if our revenues are below expectations, our operating results and net income are likely to be adversely affected. In addition, we may reduce our prices or accelerate our development activities in response to competitive pressures or to pursue new market opportunities. Any one of these activities may further limit our ability to adjust spending in response to revenue fluctuations.

WE MAY BE UNABLE TO OBTAIN THE FUNDING NECESSARY TO EXPAND OUR BUSINESS.

         We expect that we will require additional financing in order to expand our business. We cannot assure you that we will successfully negotiate or obtain additional financing, or that we will be able to obtain financing on terms favorable or acceptable to us. We do not have any commitments for additional financing. Our ability to obtain additional capital depends on market conditions, economic conditions, and other factors beyond our control. If we do not obtain adequate financing, or such financing is not available on acceptable terms, our ability to finance our expansion, enhance our properties, develop new properties or respond to competitive pressures would be significantly limited. Our failure to secure necessary financing could have a material adverse effect on our business, prospects, financial condition, and results of operations.

WE HAVE A LARGE DEBT COMPARED TO OUR CAPITAL.

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         As of the date hereof, we have consolidated indebtedness that is substantial in relation to our stockholders equity. As of December 31, 1999, we had a total debt of $17,295,725. Our debt poses substantial risks to holders of Common Stock, including the risks that (i) a substantial portion of the Company's cash flow from operations will be dedicated to the payment of interest on such indebtedness, (ii) our debt may impede our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) our debt financial position may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable the Company to continue to satisfy its capital requirements or that they would be permitted by the terms of existing or future debt agreements.

         All of our debt is secured by the Commercial Towers. As of December 31, 1999, our lenders held an aggregate of $17,295,725 of liens against the Mansion as security for bank loans of the same amount. If we are unable to meet the terms of our bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Commercial Towers, which would have a material adverse effect on us.

WE DEPEND ON KEY MEMBERS OF OUR MANAGEMENT.

         Our business is highly dependent upon the continued contributions of our executive officers and other key employees. In particular, our future success is dependent upon the personal efforts of Mr. Gao Wanjun, our Chairman, President and Chief Executive Officer, Ms. Wang YuFai, our Secretary and Director, and Ms. Wang XioaLuan, our Chief Financial Officer and Director. We do not have employment agreements with our executive officers or key personnel, nor do we have key man life insurance policies for such individuals. The loss of the services of our executive officers or other key personnel could delay our ability to fully implement our operating strategy, which could have a material adverse effect on our business operating results and financial condition.

            RISKS OF DOING BUSINESS IN THE PEOPLE'S REPUBLIC OF CHINA

WE MAY LOSE THE BENEFITS PROVIDED BY SPECIAL ECONOMIC ZONES.

         As part of its economic reform, the PRC has designated certain areas, including Shenyang where our offices and property development projects are located, as Special Economic Zones ("SEZs"). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and more favorable tax treatment in the PRC. Accordingly, changes in the policies or laws governing SEZs could have a material adverse effect on our business, financial condition and results of operations.

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WE ARE SUBJECT TO VARIOUS POLITICAL AND LEGAL UNCERTAINTIES AS A RESULT OF DOING
BUSINESS IN THE PRC.

         All of our development projects are located in the PRC and, as a result, our operations and assets are subject to significant political, economic, legal and other uncertainties. The economy of the PRC differs from the economics of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. China's economy is managed in part through a series of five-year economic and social development plans (each a "Five-Year Plan") formulated by the State Council and approved by the National People's Congress. Each Five-Year Plan sets overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets and approves major economic projects. Although the majority of productive assets in the PRC are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese Government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investments in that country.

ALTHOUGH THE PRC IS IN THE PROCESS OF ONGOING ECONOMIC REFORM, WE CAN NOT PREDICT WITH CERTAINTY THE FUTURE SUCCESS OR CONTINUATION OF SUCH REFORMS.

         Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. There can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in the PRC's political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts.

         The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The Chinese Government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although we might benefit from these types of policies, more severe measures or other actions by the Chinese Government could decrease demand for the Company's products or otherwise significantly adversely affect our earnings.

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THE PRC HAS AN UNCERTAIN AND EVOLVING LEGAL SYSTEM.

         The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent.

ENTRY INTO THE WORLD TRADE ORGANIZATION BY THE PRC COULD RESULT IN INCREASED COMPETITION IN THE MARKET IN WHICH WE OPERATE.

         The United States House of Representatives has in favor of entry for the PRC into the World Trade Organization (the "WTO"), the successor to the General Agreement on Tariffs and Trade. The Senate is anticipated to vote on the matter in late July. If the PRC joins the WTO, it will be required to reduce some of its import tariffs and other trade restrictions over time and, as a result, our business could be adversely effected as a result of increased competition.

DUE TO GOVERNMENT CONTROL OVER CURRENCY CONVERSION, OUR REVENUES MAY NOT BE FREELY CONVERTIBLE INTO FOREIGN CURRENCIES.

         We receive almost all of our revenues in Renminbi which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System (the "PBOC Notice"), the conversion of Renminbi into Hong Kong and United States Dollars must be based on rates set by the PBOC, which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange which is required for current account transactions can be bought freely at authorized Chinese banks so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign exchange for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. During the last five years, the value of the Renminbi generally has experienced volatility in the exchange rate of Renminbi to United States Dollars, and there was a significant devaluation in the exchange rate of January 1, 1994 in connection with the abolition of the official exchange rate and implementation of the new unitary rate exchange system. Although the Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States Dollar. Exchange rate fluctuations may adversely affect our financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States Dollars, of our net fixed assets, our earnings and our declared dividends. We currently do not engage in any hedging activities in order to minimize the effect of exchange rate risks.

                  RISKS ASSOCIATED WITH HOLDING OUR SECURITIES

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THERE IS A LACK OF LIQUIDITY IN THE MARKET FOR OUR COMMON STOCK.

         Our Common Stock currently does not trade on an exchange. Although we will apply to trade our stock on the OTC Bulletin Board or NASDAQ Small Cap Market, there can be no assurance that an active public market for our Common Stock will be created and sustained. Accordingly, investors may not be able to sell their Common Stock should they desire to do so, or may be able to sell only at lower than desired prices. While no prediction can be made as to the effect, if any, that future sales of shares of our Common Stock, or the availability of additional shares for future sales, will have on the market price of the Common Stock prevailing from time to time, sales of substantial amounts of Common Stock or the perception that such sales could occur, would likely adversely affect the market price for the Common Stock.

YOU WILL BE UNABLE TO EXERCISE ANY CONTROL OVER THE COMPANY BECAUSE A SINGLE STOCKHOLDER CONTROLS 80% OF THE VOTING CONTROL OF THE COMPANY.

         Mr. Gao Wanjun, one of our officers and a director, is the principal stockholder of Huayang International Trust. Huayang International Trust beneficially owns 80% of our outstanding common stock and controls approximately 80% of all stockholder votes primarily as a result of its ownership of 6,000,000 shares of our common stock. Accordingly, Mr. Gao, as Managing Member of Huayang International Trust, is in a position to elect all of the members to our board of directors and to direct stockholder approval upon all issues to be voted upon by our stockholders.

SINCE WE DO NOT INTEND TO DECLARE DIVIDENDS IN THE FORESEEABLE FUTURE, THE RETURN ON YOUR INVESTMENT WILL DEPEND UPON APPRECIATION OF THE MARKET PRICE OF YOUR SHARES.

         We have never paid any dividends on our common stock. Our board of directors does not intend to declare any dividends in the foreseeable future, but intends to retain all earnings, if any, for use in our business operations. As a result, the return on your investment in our common stock will depend upon appreciation of the market price of the common stock. The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors, out of funds legally available for dividend payments. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend upon our earnings, capital requirements and financial condition, and other relevant factors.

WE MAY ISSUE BLANK CHECK PREFERRED STOCK, WHICH COULD SUBSTANTIALLY DEPRESS THE VALUE OF YOUR STOCK.

         Our Articles of Incorporation and By-laws authorizes the issuance of "blank check" Preferred Stock with such designations, rights and preferences as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue Preferred Stock with dividend, liquidation, conversion, voting or other rights which could adversely affect the relative voting power or other rights of the holders of our Common Stock. The issuance of Preferred Stock may be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company and could prevent stockholders from receiving a premium for their shares in the event of a third party tender offer or change of control transaction. There can be no assurance that we will not issue shares of Preferred Stock in the future. If we issue Preferred Stock, the issuance may dilute our existing Common Stock.

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         The issuance of any shares of Preferred Stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of Preferred Stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of the Company without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

OUR OFFICERS AND DIRECTORS ARE GRANTED LIMITED LIABILITY FOR THEIR ACTIONS BY OUR ARTICLES OF INCORPORATION AND BY-LAWS.

                  Our Articles of Incorporation and By-laws contain provisions limiting the liability of our directors for monetary damages to the fullest extent permissible under Nevada law. This is intended to eliminate the personal liability of a director for monetary damages in an action brought by or in the right of the Company for breach of a director's duties to the Company or our stockholders except in certain limited circumstances. In addition, the Articles of Incorporation and By-laws contains provisions requiring us to indemnify our directors, officers, employees and agents against expenses, judgments (including derivative actions), fines and amounts paid in settlement. This indemnification is limited to actions taken in good faith in the reasonable belief that the conduct was lawful and in or not opposed to our best interests. The Articles of Incorporation and By-laws provide for the indemnification of directors and officers in connection with civil, criminal, administrative or investigative proceedings when acting in their capacities as our agents. The foregoing provisions may reduce the likelihood of derivative litigation against directors and officers and may discourage or deter stockholders or management from suing directors or officers for breaches of their duties to us, even though such an action, if successful, might otherwise benefit us and our stockholders.

FUTURE SALES OF OUR COMMON STOCK MAY DEPRESS OUR STOCK PRICE.

         Future sales of shares of Common Stock by existing stockholders under Rule 144 ("Rule 144") of the Securities Act of 1933, as amended (the "Securities Act"), could materially adversely affect the market price of our Common Stock. A material reduction in the market price of our Common Stock could materially impair our future ability to raise capital through an offering of equity securities. A substantial number of shares of Common Stock are available for sale under Rule 144 in the public market or will become available for sale in the near future.

OUR COMMON STOCK MAY BE SUBJECT TO PENNY STOCK REGULATIONS.

         The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure relating to the market for penny stocks in connection with trades in any stock defined as a penny stock. Commission regulations generally define a penny stock to be an equity security that has a market price of less than $5.00 per share, subject to certain exceptions. As we do not currently satisfy the requirements to comply with any exception, the regulations require the delivery, prior to certain transactions involving our Common Stock, of a disclosure schedule explaining the penny stock market and the risks associated therewith. Transactions that meet the requirements of Regulation D under the Securities Act or transactions with an issuer not involving a public offering pursuant to Section 4(2) of the Securities Act are exempt from the disclosure schedule delivery requirements.

         Since we are subject to the penny stock regulations cited above, trading in our securities is covered by Rule 15g-9 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act") for non-NASDAQ and non-national securities exchange listed securities. Under such rule, broker/dealers who recommend such securities to persons other than established customers and accredited investors must make a special written suitability determination for the purchaser and receive the purchaser's written agreement to a transaction prior to sale.

         If market makers are unable to make a market in our securities, the market liquidity for our securities could be adversely affected. In such event, the absence of liquidity of our Common Stock could limit the ability of broker/dealers to sell our securities and thus the ability of holders of our securities to sell their securities in the secondary market.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         GENERAL

         The following discussion of the financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes thereto. The following discussion contains certain forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed herein. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties related to the need for additional funds, the rapid growth of the operations and our ability to operate profitably after the initial growth period is completed. We undertake no obligation to publicly release the results of any revisions to those forward-looking statements that may be made to reflect any future events or circumstances.

         RESULTS OF OPERATIONS (IN U.S. DOLLARS)

FISCAL QUARTERS ENDED MARCH 31, 2000 AND MARCH 31, 1999

         Revenues for fiscal quarter ended March 31, 2000 were $1,474,388, decreased 24.5% from $1,953,522 over the fiscal quarter ended March 31, 1999. This decrease was primarily attributable to a 33.7% decrease in revenue from real estate sales, offset in part by a 15.6% increase in real estate rental income. For the quarter ended March 31, 2000, revenues from real estate sales decreased to $1,012,496 from $1,526,245, while revenues from real estate rental increased to $298,092 from $257,853 over the same period of 1999. These changes reflect the fact that we are close to completing the sale of our real estate property held for sale, and real estate rental income and other operating income will gradually become our major revenue source. We expect further decline in total revenues as our major revenue source shifts from property sales to rental income. As of March 31, 2000, remaining real estate property held for sale and net real estate rental property were $6,289,941 and $31,743,980, respectively, compared with $9,263,984 and $35,504,112 a year ago. Interest income decreased 3.3% to $163,800 in the quarter ended March 31, 2000 from $169,424 in the quarter ended March 31, 1999.

         Total costs and expenses were $1,025,005 in the fiscal quarter ended March 31, 2000, down from $1,332,842 in the quarter ended March 31, 1999, a decrease of 23.1%. For the quarter ended March 31, 2000, cost of real estate sold dropped 41.3% to $662,718 from $1,129,800, real estate operating expenses dropped 28.0% to $20,890 from $29,004, and depreciation expense dropped 26.3% to $65,684 from $89,158 over the same period in 1999. Other operating expenses for the quarter ended March 31, 2000 increased 29.6% from $84,879 of the same period of 1999 to $110,000, due to increased legal and professional fees. Interest expense for the quarter ended March 31, 2000 increased to $165,713 from none for the same period of 1999, during which interest expense was capitalized.

         Net income before taxes for the quarter ended March 31, 2000 was $449,383, down 27.6% from $620,680 over the same period of 1999. Net income dropped to $255,691 from $344,713 of same quarter of 1999, a 25.8% decrease. Earnings per share were $0.03, a 25.8% drop from $0.05 of same quarter a year ago. These declines were due to the mixed effect of decreased real estate property sales and increased real estate rental income.

FISCAL YEARS ENDED DECEMBER 31, 1999 AND DECEMBER 31, 1998

         Revenues for the fiscal year ended December 31, 1999 were $6,822,018, down from revenues of $16,115,067 in the fiscal year ended December 31, 1998, a decline of 57.7%. Revenues from real estate sales declined by $10,518,689 to $5,400,356 in Fiscal Year 1999 from $15, 919,045 in fiscal year 1998, a decline of 66.1%. The change was caused by the fact that most of the real estate units available for sale were sold during fiscal year 1998. This decline was partially offset by a $628,506 increase in revenues from real estate rental income to $824,528 in fiscal year 1999 from $196,022 in fiscal year 1998, an increase of 320.6% caused by an increase in the amount of space available for leasing. Interest income in fiscal year 1999 increased to $597,134 from none in fiscal year 1998. We expect further decline in total revenues as the company's major revenue source shifts from property sales to rental income.

         Total costs and expenses for the fiscal year ended 1999 were $5,097,835 down from costs and expenses of $13,187,654 for fiscal year 1998, a decline of 61.3%. This decline was primarily attributable to the 66.1% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998, offset in part by an increase in depreciation expenses and interest expenses.

         Costs of sales of real estate declined $8,682,835 to $3,680,697 in fiscal year 1999 from $12,363,532 in fiscal year 1998, a decline of 70.2%. Real estate operating expenses declined $247,460 to $247,281 in fiscal year 1999 from $494,741 in fiscal year 1998. These decreases were primarily attributable to the 66.1% decline in real estate sales in fiscal year 1999 as compared to fiscal year 1998. Depreciation costs increased $189,891 to $330,354 for fiscal year 1999 up from $140,463 in fiscal year 1998, an increase of 135.2%. Interest expense was $804,751 in fiscal year 1999, compared to none in 1998. These increases were due to the commencement of our real estate sales and leasing activities in fiscal year 1998. Other operating expenses declined $154,166 to $34,752 in fiscal year 1999 as compared to $188,918 in 1998, a decrease of 81.6%.

         Our reported net income before taxes of $1,724,183 in fiscal year 1999 as compared to net income before taxes of $2,927,413 in fiscal year 1998, a decrease of 41.1%. Our net income for fiscal year 1999 was $1,251,617 as compared to $1,772,703, a decrease of 29.4%. Earnings per share were $0.17 per share in fiscal year 1999 as compared to $0.24 in 1998, a decrease of 29.4%. These declines are primarily attributable to the fact that most of the real estate units available for sale were sold during fiscal year 1998 and our major income source is shifting from property sales to rental income. These declines were partially offset by an increase in real estate rental income.

FISCAL YEARS ENDED DECEMBER 31, 1998 AND DECEMBER 31, 1997

         Revenues for the fiscal year ended December 31, 1998 were $16,115,067 as compared to no revenues in the fiscal year ended December 31, 1997. Revenue from real estate sales increased to $15,919,045 in Fiscal Year 1998 from none in fiscal year 1997. We also experienced an increase in real estate rental revenues of $196,022 in fiscal year 1998, as compared to none in fiscal year 1997. These increases are all attributable to the sales and leasing of our properties in fiscal year 1998.

         Total costs and expenses for the fiscal year ended 1998 were $13,187,654, up from none for fiscal year 1997. Among them, costs of sales increased to $12,363,532 in fiscal year 1998 from none in fiscal year 1997 and real estate operating expense increased to $494,741 in fiscal year 1998 from none in fiscal year 1997. Depreciation expenses increased to $140,463 in fiscal year 1998 from none in fiscal year 1997. Other operating expenses increased to $188,918 in fiscal year 1998 from none in fiscal year 1997. These increases were due to the commencement of our real estate sales and leasing activities in fiscal year 1998.

         We reported net income before taxes of $2,927,413 in fiscal year 1998 as compared to none in fiscal year 1997. Our net income for fiscal year 1998 was $1,772,703 and none in fiscal year 1997 as we had not yet begun sales and lease of our real estate properties.


         LIQUIDITY AND CAPITAL RESOURCES

         Our liquidity consists of cash, receivables, real estate held for development and sale and receipts from rental activities. It is expected that future cash needs will be financed by a combination of cash flows from rental and leasing operations, future advances under bank loans, and if needed, other alternative financing arrangements, which may be available to us.

         We do not have any material commitments for capital expenditures for the year ending December 31, 2000.

         Our projection of future cash requirements is affected by numerous factors, including but not limited to, changes in customer receipts, consumer industry trends, operating cost fluctuations, and unplanned capital spending.

         We have retired $4,086,343 of bank debt in 1999 through cash flows from operations and additional advances of $1,747,479 from related companies. As a result of future cash payments required to retire bank loans and debts owed to its related companies, management believes that it will be necessary to secure additional financing to sustain our operations and to fund our anticipated growth.

         As of the date hereof, we have consolidated indebtedness that is substantial in relation to our stockholders equity. As of December 31, 1999, we had total debt of $17,295,725. Our debt poses substantial risks to holders of our Common Stock, including the risks that (i) a substantial portion of our cash flow from operations will be dedicated to the payment of interest on such indebtedness, (ii) our debt may impede our ability to obtain financing in the future for working capital, capital expenditures and general corporate purposes and (iii) our debt position may leave us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. If we are unable to generate sufficient cash flow from operations in the future to service our indebtedness and to meet our other commitments, we will be required to adopt one or more alternatives, such as refinancing or restructuring its indebtedness, selling material assets or operations, or seeking to raise additional debt or equity capital. There can be no assurance that any of these actions could be effected on satisfactory terms, that they would enable us to continue to satisfy our capital requirements or that they would be permitted by the terms of existing or future debt agreements.

         All of our debt is secured by the Commercial Towers. As of December 31, 1999, our lenders held an aggregate of $17,295,725 of liens against the Commercial Towers as security for bank loans of the same amount. If we are unable to meet the terms of our bank loans, resulting in a default under such bank loans, the lenders may elect to declare all amounts outstanding under the loans to be immediately due and payable and foreclose on the Commercial Towers, which would have a material adverse effect on us.

         EFFECT OF FLUCTUATIONS IN FOREIGN EXCHANGE RATES

         We operate in the People's Republic of China, maintain our financial control center in Shenyang, PRC, and record most of our operating activities in Renminbi ("RMB"), the Chinese currency. The exchange rate between RMB and US Dollars has been relatively stable for the last few years. We do not believe that fluctuations in the foreign exchange rates will have a material effect on our financial statements. The RMB exchange rates, however, are fixed by the government of the PRC, and a change in the exchange rate by the PRC could have a material adverse effect on our financial statements. See "Risk Factors."

ITEM 3.  DESCRIPTION OF PROPERTY

         Our headquarters consists of a 1,818 square meter leased facility in Podium A of the Commercial Towers, located at No. 386 Qingnian Street, Heping District, Shenyang, China 110003. We own the building in which the office is located.

         We have engaged in the development of real estate properties in the Heping District of Shenyang, China, specifically the Huayang International Mansion. The real estate projects in which we hold an interest consist of the following:
      o  Haitong;
      o  Hotel;
      o  Business Center; and
      o  Garage.

HAITONG

         We own 95% of Haitong. The Haitong project consists of a 26,912 square meter Podium and a 56,409 square meter Tower, divided into office and residential units. The Tower was completed in December 1999, and the Podium is scheduled to be completed by the end of July 2000. The total cost of developing Haitong is approximately US$70 million. These costs were paid through a combination of bank loans and mortgages, guranteed by Haitong and secured by its assets, and capital contributions and loans from shareholders. We currently have bank loans totaling US$17,295,725 outstanding which are secured by a mortgage on the property. The annual interest rates on these bank loans range from 6.44% to 7.62%.

HOTEL, BUSINESS CENTER AND GARAGE (COLLECTIVELY REFERRED TO AS THE "HOTEL
GROUP")

         We own 20% of Hotel. Hotel is building a 50,000 square meter, 623 room luxury business hotel in Tower B of the Commercial Towers. The Hotel will be managed by Sheraton, a subsidiary of Starwood, as the Sheraton Shenyang Lido Hotel. Construction on the Hotel is scheduled to be completed by the end of August 2000. The total construction costs of the Hotel are approximately US$99.7 million, including the costs of developing the Business Center and Garage. The Hotel is expected to generate US$30.19 million per year based on a 70% occupancy rate. The Garage is expected to generate US$211,000 per annum. Business Center owns a 20,000 square meter business center in the five story podium attached to the Hotel, which we expect to generate US$16.249 million in annual revenues. We own 20% of both Garage and Business Center.

         We are engaged in real estate development. As of now, we are primarily engaged in developing the Huayang International Mansion ("Commercial Towers"). Upon completion, the Mansion will be a mixed-use complex with a total construction area of 162,000 square meters. The Commercial Tower is located in Shenyang, a major Chinese city with a population of nearly seven million, offering residential, hotel, office, recreation, shopping and conference facilities.

         The building consists of two towers and two podiums. Haitong owns Tower A and Podium A, while Hotel Group owns Tower B and Podium B of the building.

         Tower A is a 28 story construction with 330 office units, 220 business apartments, and 66 penthouse apartments, totaling approximately 56,000 square meters. Assuming all the units in Tower A are sold, then we estimate that it will provide at least US$40 million in gross revenues. Podium A is a five story construction totaling approximately 27,000 square meters, with 21,285 square meters of commercial space for lease. As of December 31, 1999, 332 units of Tower A totaling approximately 28,000 square meters (69% of the total area available for sale) have been sold, generating approximately US$21.6 million in gross revenues, and 71 Tower A units totaling approximately 5,800 square meters (36% of available space) have been leased, generating US$0.68 million in annual gross revenues.

         Tower B and Podium B of the building totaling approximately 80,000 square meters will be operated by Sheraton Overseas Management Corporation and Hotel Group together as Sheraton Shenyang Lido Hotel. When completed, the five-star hotel will have 533 rooms/suites and 90 luxury apartments. Assuming an occupancy rate of 70%, and a standard room rate of US$140, the Hotel Group will generate US$46.65 million each year in gross revenues, including revenues derived from room charges, restaurants and bars, recreation facilities, business facilities and car park. The service facilities in the hotel will serve the entire building.

         There can be no assurance, however, that such an occupancy and room rate will be attained.

         The Commercial Tower is conveniently located in the City's Special Economic Zone for new and hi-tech enterprises, and is only approximately15 minutes away from the city's international airport and approximately 10 minutes away from the city's main railway station. Qingnian Avenue, a major traffic thoroughfare for the city leads to the building. Wulihe Stadium, the city's newest and most advanced stadium is located just on the northern side of the building. Regent Park, on the western side of the building, is a luxury residential area under development. JW Marriott Hotel and China Northern Airline's main office face the building's south side. To the east, across Qingnian Avenue is Riverside Garden, considered the most luxurious residential development in northeastern China. Some major entertainment facilities, such as Summer Place (a water park), the Science and Technology Museum and an aquarium are also located nearby.

         The total cost for the project is budgeted at US$170 million, of which it is expected that US$70 million will fund the development of Tower A and Podium A, and US$100 million will pay the costs of developing the Sheraton Hotel.

         The project is scheduled to be completed by August 2000. Construction on Tower A was completed in December 1999. The Hotel is scheduled to open in September 2000.



ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth as of March 31, 2000 certain information regarding the ownership of our voting securities by each stockholder known to our management to be 1) the beneficial owner of more than 5% of our outstanding Common Stock, 2) each of our directors and nominees, and 3) all named executive officers and directors as a group. Except as otherwise noted, we believe that the beneficial owners of the common stock listed below, based on information provided by such owners, have sole investment and voting power with respect to such shares.

NAME AND ADDRESS OF BENEFICAL OWNER (1)                  COMMON STOCK
---------------------------------------             -------------------------
                                                    NUMBER         PERCENTAGE
                                                  ---------        ----------
Gao Wanjun                                        6,000,000 (2)            80.0%
Wang XiaoLuan                                     6,000,000 (2)            80.0%
Wang YuFei                                                   0              0.0%
Wang TieJun                                                  0              0.0%
Wang XiaoYang                                                0              0.0%
Lu Yan Cheng                                                 0              0.0%
Huayang International Trust                       6,000,000 (2)            80.0%
All Officers and Directors as a Group             6,000,000 (2)            80.0%

(1) Except as otherwise noted, the address of each beneficial owner is Shenyang Haitong House Properties Development, Ltd., No.386 Qingnian Street, Heping District, Shenyang, China 110003.

(2) Includes 6,000,000 shares held by the Huayang International Trust, of which Mr. Gao WanJun is the trustee. Mr. Gao WanJun, his wife Ms. Wang XiaoLuan and their childeren are the beneficiaries of the trust.

ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         The following table sets forth our directors and executive officers, appointed to serve until their removal or resignation.

         NAME                  AGE       POSITION
         ----                  ---       --------
         Mr. Gao WanJun        45        Chairman of the Board of Directors and President
         Ms. Wang YuFei        30        Secretary and Director
         Ms. Wang XiaoLuan     47        Director and Chief Financial Officer
         Mr. Wang TieJun       24        Director
         Ms. Wang XiaoYang     45        Director
         Ms. Lu Yan Cheng      45        Director
         ------------

Each of our directors holds office until the next annual meeting of the stockholders, or until his successor is elected and qualified. The Company's by-laws provide for not less than one director. The by-laws permit the Board of Directors to fill any vacancy on the Board. Officers serve at the discretion of the Board of Directors.

OUR DIRECTORS AND EXECUTIVE OFFICERS

         MR. GAO WANJUN, CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER

         Mr. Gao has served as our Chairman of the Board of Directors, President and CEO since December 1995. In April 1992, Mr. Gao founded Haitong and has been serving as the General Manager since then. In April 1993 Mr. Gao founded Huayang Industry and Commerce (Shenyang) Group ("Huayang Group"), an international group of real estate companies with operations in China, Hong Kong and the United States. He has been serving as Chairman of Huayang Group since April 1993.

         MS. WANG YUFEI, SECRETARY AND DIRECTOR

         Ms. Wang has joined us in December 1995 and has been serving as Secretary and Director of the Company. Prior to working for the Company, Ms. Wang was Secretary of Huayang Industry and Commerce (Shenyang) Group Co., Ltd., a real estate development company operating in Shenyang, China, from April 1994 through December 1995. Ms. Wang graduated from Liaoning University.

         MS. WANG XIAOLUAN, VICE PRESIDENT, CHIEF FINANCIAL OFFICER AND DIRECTOR

         Ms. Wang has been serving as our Vice President, CFO and Director since December 1995. She joined Haitong in April 1992 and served as Financial General Manager from April 1992 to December 1999 and became chairman of Haitong in December 1999. In October 1997 she founded Huayang Property Management Co., Ltd. and has been serving as Chairman. She was educated at Northeastern Finance University. She is Mr. Gao's wife.

         MS. WANG XIAOYANG, DIRECTOR

         Ms. Wang joined us in December 1995 and currently serves as manager of international department. She was educated in Dalian Financial College. Before joining the company, she was a senior manger for international trade of Dalian Friendship Group, where she worked from April 1983 to October 1995.

         MR. WANG TIEJUN, DIRECTOR

         Mr. Wang joined us in December 1995 and has been our assistant financial manager. Before joining us he was a student in Shenyang Financial College.

         MS. LU YANCHENG, DIRECTOR Ms. Lu joined us in December 1995 as a financial manager and has been one of our directors since December 1998 to the present. From October 1982 to June 1995 she worked in Shenyang Educational Bureau where she was an executive in charge of the financial department.

ITEM 6.  EXECUTIVE COMPENSATION

         Currently, none of the officers or directors are being remunerated for their services to for us.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         On September 30, 1997, Haitong entered into a management contract with Huayang Real Estate Management (Shenyang) Co., Ltd. ("HREM"), of which Ms. Wan XiaoLuan (Mr. Gao's wife and a Director of the Company) is Chairman and the controlling shareholder, appointing HREM as the property management company for properties in Tower A. In China, property management fees are regulated and approved by the government. The contract did not specify amount of management fees, but required HREM to obtain government approval for such fees. Currently, the fee is $1.645 per square meter, which includes elevator maintenance and heating charges. Terms of the agreement were made on an arms-length basis.

         On September 28, 1997, we entered into a Purchase Agreement ("Supply Agreement") with Huayang International Investment, Ltd. ("HIIL"). Liao Ning Hua Shang Certified Public Accountants ("LNHS"), an independent public accounting firm in the People's Republic of China, has inspected the physical condition of the supplies and appraised the value of supplies purchased under the Supply Agreement. According to the Appraiser Report by LNHS, the total value of the supplies we purchased under the Supply Agreement was approximately $14.5 million and was in line with the amount on our books. To date, we have not paid for any of the supplies we have purchased under the Supply Agreement. Under the Supply Agreement, we are not incurring any interest expenses for up to three years after the receipt of the invoices for supplies. We have the choice to pay the purchase price for the supplies in cash or in Common Stock. HIIL entered into this agreement to support our operations. HIIL is 50% owned by Gao Wan Jun who is also our majority shareholder with an approximate 80% ownership interest.
Mr. Gao Wonjun's brother, Mr. Gao Wanfeug, also owns 50% of HIIL.

CONTROLLING SHAREHOLDER

         Huayang International Trust (the "Trust"), a business domiciled on the Isle of Man, beneficially owns 80% of the outstanding common stock of the Company. The trust is controlled by Mr. Gao

WanJun, the Chairman, President and CEO of the Company, as Trustee. Mr. Gao, his wife Ms. Wang XiaoLuan, and their children are the beneficiaries of the trust. Ms. Wang is our CFO and is one of our directors.

ITEM 8.  DESCRIPTION OF SECURITIES

         The authorized capital stock of the Company consists of 50,000,000 shares of common stock, $0.02 par value per share. On December 31, 1999 there were issued and outstanding 7,500,807 shares of common stock.

COMMON STOCK

         The holders of our Common Stock:

         o are entitled to one vote per share on all matters to be voted on by stockholders generally, including the election of directors;
         o  do not have cumulative voting rights;
         o do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto;
         o are entitled to dividends and other distributions as may be declared from time to time by the board of directors out of any funds legally available for that purpose; and,
         o will, upon the liquidation, dissolution or winding up, share ratably in the distribution of all of our assets remaining available for distribution after satisfaction of all of our liabilities and the payment of the liquidation preference of any outstanding preferred stock, if such stock is at any time authorized, issued and outstanding.

         All of our shares of common stock now outstanding are fully paid and non-assessable. Reference is made to our Articles of Incorporation, By-Laws and the applicable statutes of the State of Nevada for a more complete description of the rights and liabilities of the holders of the our Common Stock.

ANTI-TAKEOVER EFFECTS OF OUR ARTICLES OF INCORPORATION AND BY-LAWS

         Some provisions of our Articles of Incorporation and By-Laws may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions include:

      o Authorized But Unissued Shares. The authorized but unissued shares of common stock are available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could render more difficult or discourage an attempt to gain control of us by means of a proxy contest, tender offer, merger or otherwise.

TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the Company's common stock is Jersey Stock Transfer Company.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

MARKET INFORMATION

         Our stock was delisted from the OTC Bulletin Board on December 15, 1999. There is currently no established public trading market for our Common Stock. Prior to its delisting, our Common Stock consistently traded at $0.25 per share. We currently have no outstanding options or warrants to purchase , or securities convertible into, the common stock of the Company. All of the Company's outstanding shares of common stock, however, are subject to sale pursuant to Rule 144.

DIVIDENDS

         We have not paid dividends and do not anticipate paying dividends in the foreseeable future. The board of directors intends to retain earnings, if any, to finance our growth. Accordingly, any payment of dividends by us in the future will depend upon the need for working capital and our financial conditions of at that time.

ITEM 2.  LEGAL PROCEEDINGS

         We are not a party to, nor are any of our respective properties the subject of, any material pending legal or arbitration proceeding.

ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

         We have not changed accountants in the last three fiscal years, and there is no disagreement with its accountants concerning accounting and financial disclosure.

ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

         None.

ITEM 5.   INDEMNIFICATION OF OFFICERS AND DIRECTORS

LIMITATION ON DIRECTOR'S LIABILITY

         In accordance with Section 78.037 of the Nevada General Corporation Law ("NGCL"), the Articles of Incorporation and By-laws provide that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of duty as a director except (i) for any breach of the director's duty of loyalty to us and our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct, or knowing violation of law;
(iii) for unlawful payments of dividends and unlawful stock repurchases and redemptions; or (iv) for any transaction from which the director derived an improper personal benefit. This provision does not eliminate a director's fiduciary duties; it merely eliminates the possibility of damage awards against a director personally which may be occasioned by certain unintentional breaches (including situations that may involve grossly negligent business decisions) by the director of those duties. The provision has no effect on the availability of equitable remedies, such as injunctive relief or rescission, which might be necessitated by a director's breach of his or her fiduciary duties. However, equitable remedies may not be available as a practical matter where transactions (such as merger transactions) have already been consummated. The inclusion of this provision in the Articles of Incorporation and By-laws may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders.

INDEMNIFICATION

         Our Articles of Incorporation and By-laws provide that we shall indemnify our officers, directors, employees and agents to the fullest extent permitted by the NGCL. Section 78.037 of the NGCL provides that we may indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than a "derivative" action by or in the right of ours) by reason of the fact that such person is or was our director, officer, employee or agent, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests, and, with respect to any criminal action or proceeding, had no reasonable cause to believe was unlawful. A similar standard of care is applicable in the case of derivative actions, except that no indemnification shall be made where the person is adjudged to be liable to us, unless and only to the extent that the Supreme Court of the State of Nevada or the court in which such action was brought determines that such person is fairly and reasonably entitled to such indemnity and such expenses.

                                    PART F/S

         Our balance sheets as of December 31, 1999 and 1998 and the relevant statements of operations, changes in stockholders' equity and cash flows for the period there ended have been audited by Moore Stephens Frazer and Torbet, LLP, independent certified public accountants, and have been prepared in accordance with generally accepted accounting principles and pursuant to Regulation S-B as promulgated by the Securities and Exchange Commission and are included as follows:

INDEX

         CONSOLIDATED FINANCIAL STATEMENTS - UNAUDITED: QUARTERS ENDED MARCH 31, 2000 AND MARCH 31, 1999; AUDITED: YEARS ENDED DECEMBER 31, 1999 DECEMBER 31, 1998 AND DECEMBER 31, 1997

         Independent Auditor's Report
         Balance Sheets
         Statements of Operations
         Statements of Stockholders' Equity
         Statements of Cash Flows
         Notes to Financial Statements

                      HUAYANG INTERNATIONAL HOLDINGS, INC.

                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1997

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                                DECEMBER 31, 1997

                                TABLE OF CONTENTS

                                                                                       Page

Independent Auditors' Report                                                             F-3

Consolidated Balance Sheet as of  December 31, 1997        Exhibit A                     F-4

Consolidated Statement of Changes in Shareholders'
    Equity for the year ended December 31, 1997            Exhibit B                     F-5

Consolidated Statement of Cash Flows for the year
    ended December 31, 1997                                Exhibit C                     F-6

Notes to the financial statements                                                     F-7 - F-15

                                 [LETTERHEAD]


The Board of Directors
Huayang International Holdings, Inc.
  and Subsidiary

                          INDEPENDENT AUDITORS' REPORT

         We have audited the accompanying consolidated balance sheet of Huayang International Holdings, Inc. and subsidiary as of December 31, 1997, and the related consolidated statements of changes in shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

         We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet, and statements of changes in shareholders' equity and cash flows are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated balance sheet, and statements of changes in shareholders' equity and cash flows referred to above present fairly, in all material respects, the financial position of Huayang International Holdings, Inc. and subsidiary as of December 31, 1997, and the change in shareholders' equity and their cash flows for the year then ended in conformity with generally accepted accounting principles.


                                /s/ Moore Stephens Frazer and Torbet, LLP

                                          Certified Public Accountants
                                          Walnut, California

December 13, 1999

              HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY    EXHIBIT A
                          CONSOLIDATED BALANCE SHEET
                            AS OF DECEMBER 31, 1997

                                     ASSETS

ASSETS:

      Cash                                                                                   $        64,843
      Real estate held for development and sale                                                   50,633,836
      Investment in Hotel Group                                                                    7,223,453
      Property and equipment, net of accumulated depreciation of $281,946                            299,238
                                                                                               --------------
              Total assets                                                                   $    58,221,370
                                                                                               ==============


                        LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:

      Due to related companies                                                               $    15,222,607
      Accounts payable and accrued liabilities                                                    18,027,304
      Bank loans                                                                                  15,767,670
                                                                                               --------------
              Total liabilities                                                                   49,017,581
                                                                                               --------------


MINORITY INTEREST                                                                                     98,807
                                                                                               --------------


SHAREHOLDERS' EQUITY:

      Common Stock, $0.02 par value, authorized 50,000,000 shares,
           7,500,807 shares issued and outstanding                                                   150,016
      Paid-in capital                                                                              8,954,892
      Accumulated other comprehensive income                                                          32,906
      Retained earnings, Exhibit C                                                                   (32,832)
                                                                                               --------------
              Total shareholders' equity                                                           9,104,982
                                                                                               --------------

                 Total liabilities and shareholders' equity                                  $    58,221,370
                                                                                               ==============


          The accompanying notes are intergral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY     EXHIBIT B
            CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                                                                                     Accumulated other
                                       Number         Common           Paid-in            Retained     comprehensive
                                     of shares         stock           capital            earnings         income            Totals
                                    -------------  --------------   ---------------    -------------   -------------    ------------
BALANCE, beginning of year             7,500,807       $ 150,016      $6,986,936        $ (32,832)       $ 16,678       $ 7,120,798

  Additions to paid in capital                                         1,967,956                                          1,967,956
  Foreign currency
   translation adjustments                                                                                 16,228            16,228
                                    -------------  --------------   -------------    -------------   -------------    --------------
BALANCE, end of year                   7,500,807       $ 150,016      $8,954,892        $ (32,832)       $ 32,906       $ 9,104,982
                                    =============  ==============   =============    =============   =============    ==============

          The accompanying notes are intergral part of this statement.

                HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY    EXHIBIT C
                      CONSOLIDATED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

CASH FLOWS FROM OPERATING ACTIVITIES:

      Net Income                                                                           $    --
      Adjustments to reconcile net income to net cash used in
             operating activities:
             Effect of foreign currency translation adjustments                                      16,228
             Real estate development costs                                                      (16,323,502)
             Decrease in account payable and accrued liabilities                                  5,427,247
                                                                                             ---------------
                    Net cash used in operating activities                                       (10,880,027)
                                                                                             ---------------

CASH FLOWS FROM INVESTING ACTIVITIES:
      Investment in Hotel Group                                                                  (1,979,735)
      Purchase of property and equipment                                                            (58,994)
                                                                                             ---------------
                    Net cash used by investing activities                                        (2,038,729)
                                                                                             ---------------

CASH FLOWS FROM FINANCING ACTIVITIES:
      Proceeds from short term bank loans                                                         4,707,922
      Advances from related companies                                                             5,985,528
      Contributed capital                                                                         1,967,956
                                                                                             ---------------
                    Net cash provided by financing activities                                    12,661,406
                                                                                             ---------------
      Net decrease in cash                                                                         (257,350)
CASH, beginning of year                                                                             322,193
                                                                                             ---------------
CASH, end of year                                                                          $         64,843
                                                                                             ===============

SUPPLEMENTARY CASH FLOW INFORMATION:
      Interest paid (net of interest capitalized of $3,554,748)                            $              0
                                                                                             ===============
      Income taxes paid                                                                    $              0
                                                                                             ===============



          The accompanying notes are intergral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       THE REPORTING ENTITY

                  The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP. See note 2 for further explanation as to the formation of the Company.

                  HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

         b.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

         c.       NATURE OF OPERATIONS AND CONCENTRATION OF RISK

                  HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

                  The real estate market and hospitality industries in PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         d.       REAL ESTATE HELD FOR DEVELOPMENT AND SALE

                  Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

         e.       PROPERTY AND EQUIPMENT

                  Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

                  The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the year ended December 31, 1997 amounted to $119,837 which has been capitalized as part of the development costs.

                  HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The cost of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

                  Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 1997, the Company expects these assets to be fully recoverable.

         f.        CASH AND CONCENTRATION OF RISKS

                  For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         f.       CASH AND CONCENTRATION OF RISKS (CONTINUED)

                  Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $64,669 as of December 31, 1997.

         g.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  HIHI's financial instruments include cash and cash equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

         h.       FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

                  The financial position of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity.

         i.       CAPITALIZED INTEREST

                  HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest costs incurred for the year ended December 31, 1997 amounted to $3,554,748, which was entirely capitalized as building construction costs.

         j.       INCOME TAXES

                  HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes.

                  The operations of HAITONG and HOTEL are subject to the income tax law of People's Republic of China but not subject to the U.S. income tax except for repatriated dividends. HIHI has tax benefits from the net operating loss carried

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         j.       INCOME TAXES (CONTINUED)

         forward from its delisted shell Power Capital Corporation expiring through year 2009. The utilization of the loss to offset future income is limited by law; it is more likely than not that such deferred tax benefit will not be realized and therefore an valuation allowance of an equivalent amount is recorded to offset with the deferred tax asset. The income tax effect of the temporary differences as of December 31, 1998 consisted of the following:

              Deferred tax asset resulting from deductible
                 temporary differences for utilization
                 of net operating loss carryforwards for
                 income tax purposes                                            $  115,000
                                                                                  ========

              Valuation allowance resulting from the potential
                 non-utilization of net operating loss carry-
                 forwards for income tax purposes                               $ (115,000)
                                                                                  ========

                  No provision for deferred taxes has been made, as there are no temporary differences at this time.

         k.        USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

2.       SHAREHOLDERS' EQUITY

                  HIHI has the following common shares as of December 31, 1997:

                  Authorized                        50,000,000
                  Issued and outstanding             7,500,807
                  Par value                              $0.02

                  HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.        SHAREHOLDERS' EQUITY (CONTINUED)

                  On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would transfer its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

                  The transfer of ownership in the above entities must be approved by the government in the People's Republic of China. The transfers were formally approved in March 1998. The 1997 financial statements however have reflected the ownership of the investments as discussed above as taking place at January 5,1996 in accordance with the Acquisition Agreement.

                  On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

                  HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of December 31, 1997, there was no preferred stock issued and outstanding.

3.       REAL ESTATE

                  Real estate consists of the following:

         Real estate held for development and sale              $ 50,638,116
                                                                  ==========

                  The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.       INVESTMENT IN HOTEL GROUP

                  Investment in HOTEL GROUP consists of the following (see note 2 for further discussion of the ownership):

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INVESTMENT IN HOTEL GROUP (CONTINUED)

         Share of net assets                        $  7,223,453
                                                       =========


                                                        Place of             Ownership      Principal
         Name                                         incorporation          Interest       activity
         ----                                         -------------          --------       --------
         Changyang International                          The People's              20%      Hotel
           Hotel (Shenyang) Co. Ltd.                   Republic of China                    operation
           (Hotel)

                                                        Place of             Ownership      Principal
         Name                                        incorporation           Interest       activity
         ----                                         -------------          --------       --------
         Changhua (Shenyang)                              The People's              20%     Business
           Business Co. Ltd.                       Republic of China                        center,
           (Business Center)                                                                commercial
                                                                                            and
                                                                                            retail

         Changyuan (Shenyang)                             The People's              20%      Car parking
           Park Co. Ltd. (Garage)                  Republic of China

                  Shown below is summarized financial information relative to the investments:

                                                                           BUSINESS
                                                 HOTEL                     CENTER                  GARAGE
         Balance Sheet:                          -----                     --------                ------
             Assets                              $28,562,357             $20,816,684             $18,248,125
             Liabilities                          16,532,791               8,794,392               6,182,721
                                                  ----------              ----------           -------------


             Equity                               12,029,566              12,022,292              12,065,404
             Other Shareholders'
                Equity                             9,623,653               9,617,834               9,652,322
                                                   ---------               ---------               ---------
                HIHI, equity                     $ 2,405,913            $  2,404,458             $ 2,413,082
                                                   =========               =========               =========

5.       DUE FROM/TO RELATED COMPANIES

                  These amounts represent advances from the related companies to pay for expenditures. The amounts due from/to related companies are unsecured, interest-free and there are no fixed terms for repayment.

6.       BANK LOANS

                  The bank loans bear interest ranging from 8.42% to 13.32% annually and are secured by real estate (see note 3) under development of HAITONG and a corporate guarantee given by a related company.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.       BANK LOANS (CONTINUED)

            Bank loans consist of the following:

               Loan from China Construction Bank, due
               August 30, 1997, quarterly interest only
               payments at 9.50% per annum, guaranteed by a
               related company, paid off in 1998                     $ 362,336

               Loan from China Construction Bank due May
               15, 1998, quarterly interest only payments
               at 8.42% per annum, unsecured                           120,779

               Loan from China Construction Bank, due May
               20, 1998, quarterly interest only payments
               at 8.42% per annum, secured by properties
               and guaranteed by a related company                   1,207,787

               Loan from China Construction Bank, due June
               29, 1999, quarterly interest only payments
               at 10.30% per annum, secured by properties,
               and guaranteed by a related company                   1,811,682

               Loan from China Construction Bank, due May
               19, 1998, interest only payments at 8.42%
               per annum, guaranteed by a related company              108,700

               Loan from China Construction Bank, due
               February 12, 1999, interest only payments at
               8.42% per annum, guarantee by a related
               company                                                 229,480

               Loan from China Construction Bank, due April
               15, 1998, interest only payments at 11.09
               per annum, guaranteed by a related company            1,811,682

               Loan from China Construction Bank, due April
               30, 1998, quarterly interest only payments
               at 9.50% per annum, guaranteed by a related
               company                                                 966,230

               Loan from China Construction Bank, due
               August 30, 1998, quarterly interest only
               payments at 9.50% per annum, guaranteed by a
               related company                                         543,504

               Loan from China Merchant Bank, due December
               27, 1997, interest only payments at 11.09%
               per annum, secured by bills of exchange,
               paid off in 1998                                        271,752

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.       BANK LOANS (CONTINUED)

               Loan from China Merchant Bank, due November
               23, 1998, interest only payments at 11.09%
               per annum, secured by properties                      3,502,585

               Loan from China Construction Bank, due
               December 20, 1998, quarterly interest only
               payments at 11.69% per annum, secured by
               properties                                            1,207,787

               Loan from China Industrial Bank, due August
               1, 1998, quarterly interest only payments at
               13.32% per annum, secured by properties               3,623,366
                                                                   -----------
                               Total                               $15,767,670
                                                                   ===========


                  Principal repayment requirements of all bank loans based on existing terms at December 31, 1997 are as follows:

                    YEAR ENDING                 PRINCIPAL
                    DECEMBER 31                 REPAYMENT
                    -----------                 ---------
                         1998                  $ 13,955,988
                         1999                     1,811,682
                      Thereafter                      -

                  Total interest expense for the year ended December 31, 1997 amounted to $3,554,748.

7.       SEGMENT REPORTING

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.       YEAR 2000

                  HIHI recognizes the potential implications of the Year 2000
         (Y2K) issue on systems that may contain date-related transactions, data, embedded chips, etc. HIHI is presently on manual system and is in the process of renovating or

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8.       YEAR 2000 (CONTINUED)

         replacing, as necessary, the computer applications and business processes to provide for continued services in the new millennium. HIHI is also assessing the preparedness of external entities that interface with HIHI. There can be no assurance that there will not be a material adverse effect on HIHI if its actions and/or those related third parties fail to address all significant issues in a timely manner.

                  The costs of HIHI's Y2K compliance efforts are expensed as incurred and are being funded with cash flows from operations. At this time, the costs of these efforts are not expected to have a material effect to HIHI's financial position or the results of their operations in any given period.

                      HUAYANG INTERNATIONAL HOLDINGS, INC.

                                 AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS

                                       AND

                          INDEPENDENT AUDITORS' REPORT

                           DECEMBER 31, 1999 AND 1998

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                        CONSOLIDATED FINANCIAL STATEMENTS
                                      AND
                          INDEPENDENT AUDITORS' REPORT
                           DECEMBER 31, 1999 AND 1998


                               TABLE OF CONTENTS

                                                                        Page
                                                                        ----
Independent Auditors' Report                                            F-18

Consolidated Balance Sheets as of December 31, 1999
  and 1998                                            Exhibit A         F-19

Consolidated Statements of Income and Comprehensive
  Income for the years ended December 31, 1999 and
  1998                                                Exhibit B         F-20

Consolidated Statements of Changes in Shareholders'
  Equity for the years ended December 31, 1999 and
  1998                                                Exhibit C         F-21

Consolidated Statements of Cash Flows for the years
  ended December 31, 1999 and 1998                    Exhibit D         F-22

Notes to the financial statements                                    F-23-F-34

                            [LETTERHEAD]




The Board of Directors
Huayang International Holdings, Inc.
 and Subsidiary



                        Independent Auditor's Report
                       -------------------------------

     We have audited the accompanying consolidated balance sheets of Huayang International Holdings, Inc. and subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Huayang International Holdings, Inc. and subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.




                                     /s/Moore Stephen Frazer and Torbet, LLP
                                        -------------------------------------
                                        Certified Public Accountants
                                        Walnut, California



March 28, 2000

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                    EXHIBIT A

         CONSOLIDATED BALANCE SHEETS
      AS OF DECEMBER 31, 1999 AND 1998

                            ASSETS
                                                                    1999           1998
                                                                 -----------    -----------
ASSETS:
  Real estate rental property, net of accumulated
    depreciation of $444,836 in 1999 and $176,057 in 1998        $31,736,735    $33,841,095
  Real estate held for development and sale                        6,951,519     10,394,987
  Cash                                                               133,909        612,612
  Due from related companies                                       5,162,353      6,723,273
  Investment in affiliates                                        15,614,775     15,615,298
  Property and equipment, net of accumulated
    depreciation of $492,501 in 1999 and $391,382 in 1998            153,979        230,383
  Other assests                                                      162,223         69,516
                                                                 -----------    -----------
    Total assets                                                 $59,915,493    $67,487,164
                                                                 ===========    ===========
          LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Deposits on real estate sales                                  $        --    $ 3,332,050
  Accounts payable and accrued liabilities                         3,538,660      6,655,435
  Bank loans                                                      17,295,725     21,382,068
  Due to related companies                                        15,030,737     14,844,178
  Income taxes payable                                             1,369,092      1,026,705
  Deferred interest income                                           188,423             --
                                                                 -----------    -----------
    Total liabilities                                             37,422,637     47,240,436
                                                                 -----------    -----------
MINORITY INTEREST                                                  1,023,801        977,031
                                                                 -----------    -----------

SHAREHOLDERS' EQUITY, Exhibit C:
  Common Stock, $0.02 par value, authorized 50,000,000
    shares, 7,500,807 shares issued and outstanding                  150,016        150,016
  Paid-in capital                                                 18,296,291     17,346,291
  Accumulated other comprehensive income                              31,260         33,519
  Retained earnings                                                2,991,488      1,739,871
                                                                 -----------    -----------
    Total shareholders' equity                                    21,469,055     19,269,697
                                                                 -----------    -----------
      Total liabilities and shareholders' equity                 $59,915,493    $67,487,164
                                                                 ===========    ===========

         The accompanying notes are an integral part of this statement.

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                   EXHIBIT B

      CONSOLIDATED STATEMENTS OF INCOME
          AND COMPREHENSIVE INCOME
  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
  ----------------------------------------------


                                                           1999             1998
                                                       -------------    -------------

REVENUES:
  Real estate sales                                    $   5,400,356    $  15,919,045
  Real estate rental income                                  842,528          196,022
  Interest income                                            597,134              -
                                                       -------------    -------------
       Total revenues                                      6,822,018       16,115,067
                                                       -------------    -------------

COSTS AND EXPENSES:
  Cost of real estate sold                                 3,680,697       12,363,532
  Real estate operating expenses                             247,281          494,741
  Depreciation                                               330,354          140,463
  Interest expense                                           804,751              -
  Other operating expenses                                    34,752          188,918
                                                       -------------    -------------
       Total costs and expenses                            5,097,835       13,187,654
                                                       -------------    -------------

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST           1,724,183        2,927,413

PROVISION FOR INCOME TAXES                                   425,725        1,051,467
                                                       -------------    -------------
INCOME BEFORE MINORITY INTEREST                            1,298,458        1,875,946

MINORITY INTEREST                                            (46,841)        (103,243)
                                                       -------------    -------------

NET INCOME                                                 1,251,617        1,772,703

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                    (2,259)             613
                                                       -------------    -------------
COMPREHENSIVE INCOME                                   $   1,249,358    $   1,773,316
                                                       -------------    -------------
                                                       -------------    -------------
NET INCOME PER SHARE (basic)                           $        0.17    $        0.24
                                                       -------------    -------------
                                                       -------------    -------------



             The accompanying notes are an integral part of this statement.

                                                                      EXHIBIT C


                 HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998
                   ----------------------------------------------

                                                                                                       Accumulated
                                                                                                         other
                                              Number        Common        Paid-in        Retained      comprehen-
                                            of shares       stock         capital        earnings      sive income      Totals
                                           -----------  ------------  --------------  ---------------  -----------  --------------
BALANCE, January 1, 1998                    7,500,807    $  150,016    $  8,954,892    $    (32,832)    $  32,906    $  9,104,982

  Net income, Exhibit B                                                                   1,772,703                     1,772,703
  Additions to paid in capital                                            8,391,399                                     8,391,399
  Foreign currency translation adjustments                                                                    613             613
                                           -----------  ------------  --------------  ---------------  -----------  --------------
BALANCE, December 31, 1998                  7,500,807       150,016      17,346,291       1,739,871        33,519      19,269,697

  Net income, Exhibit B                                                                   1,251,617                     1,251,617
  Additions to paid in capital                                              950,000                                       950,000
  Foreign currency translation adjustments                                                                 (2,259)         (2,259)
                                           -----------  ------------  --------------  ---------------  -----------  --------------
BALANCE, December 31, 1999                  7,500,807    $  150,016    $ 18,296,291    $  2,991,488     $  31,260    $ 21,469,055
                                           ===========  ============  ==============  ===============  ===========  ==============



          The accompanying notes are an integral part of this statement.

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                    EXHIBIT D

    CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                             1999           1998
                                                                          ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $1,251,617     $1,772,703
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Gain on sales of real estate                                        (1,719,659)    (3,555,513)
      Net cash proceeds from sales of real estate                          5,400,356     15,919,945
      Real estate development costs                                        1,596,181     (6,881,010)
      Depreciation                                                           372,037        285,477
      (Increase) decrease in other assets                                    (92,707)       688,057
      Decrease in accounts payable and accrued liabilities                (3,116,775)   (11,371,871)
      (Decrease) increase in deposits on real estate sales                (3,332,050)     3,332,050
      Increase in deferred interest income                                   188,423             --
      (Decrease) increase in comprehensive income                             (2,259)           613
      Increase in income taxes payable                                       342,387      1,026,706
                                                                          ----------     ----------
        Net cash provided by operating activities                            887,551      1,197,157
                                                                          ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in affiliates                                                       523     (8,391,400)
  Purchase of property and equipment                                         (24,683)       (40,606)
                                                                          ----------     ----------
        Net cash used in investing activities                                (24,160)    (8,432,006)
                                                                          ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  (Repayments to) proceeds from short term bank loans                     (4,086,343)     5,614,698
  Advances from (repayments to) related companies                          1,747,479     (7,101,702)
  Contributed capital                                                        950,000      8,391,398
  Increase in minority interest                                               46,770        878,224
                                                                          ----------     ----------
        Net cash (used in) provided by investing activities               (1,342,094)     7,782,618
                                                                          ----------     ----------
NET (DECREASE) INCREASE IN CASH                                             (478,703)       547,769

CASH, beginning of year                                                      612,612         64,843
                                                                          ----------     ----------
CASH, end of year                                                         $  133,909     $  612,612
                                                                          ==========     ==========

SUPPLEMETARY CASH FLOW INFORMATION:

  Interest paid (net of interest capitalized of $666,627
    in 1999 and $1,963,401 in 1998)                                          970,322             --
                                                                          ==========     ==========
  Income taxes paid                                                       $       --     $       --
                                                                          ==========     ==========


      The accompanying notes are an integral part of this statement

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       THE REPORTING ENTITY

                  The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP.

                  HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

         b.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

         c.       NATURE OF OPERATIONS AND CONCENTRATION OF RISK

                  HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

                  The real estate market and hospitality industries in the PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

         d.       REAL ESTATE HELD FOR DEVELOPMENT AND SALE

                  Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         e.       REAL ESTATE RENTAL PROPERTY

                  Real estate rental property is stated at cost. Depreciation and amortization of real estate rental property is being provided on a straight-line method over the estimated useful lives of 40 to 50 years and amounted to $270,918 and $176,319 for the years ending December 31, 1999 and 1998, respectively.

         f.       PROPERTY AND EQUIPMENT

                  Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

                  The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the years ended December 31, 1999 and 1998 amounted to $101,119 and $109,158, respectively.

                  HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The cost of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

                  Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of December 31, 1999, the Company expects these assets to be fully recoverable.

         g.        CASH AND CONCENTRATION OF RISKS

                  For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         g.        CASH AND CONCENTRATION OF RISKS (CONTINUED)

                  Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $78,528 and $611,055 as of December 31, 1999 and 1998, respectively.

         h.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  HIHI's financial instruments include cash and cash equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

         i.       FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

                  The financial position and results of operations of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Revenues and expenses are translated at an average of exchange rate in effect during the year. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses on foreign exchange transactions are included in statement of income except for the transactions attributable to the development of the project, which are included in the development costs.

         j.       REVENUE RECOGNITION

                  Real estate sales are reported in accordance with the provisions of Statement of Financial Accounting Standards No. 66. Profit from the sales of development properties, less 5% business tax, is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged (d) all conditions precedent to closing have been performed
         (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         j.       REVENUE RECOGNITION (CONTINUED)

                  Real estate rental income, less 5% business tax, is recognized on the straight-line basis over the terms of the tenancy agreements.

         k.       EARNINGS PER SHARE

                  HIHI adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS. There are no differences at December 31, 1999 and 1998.

         l.       CAPITALIZED INTEREST

                  HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest expense incurred for the years ended December 31, 1999 and 1998 amounted to $804,751 and $1,963,401, respectively. Total interest expense capitalized as part of the construction costs for the years ended December 31, 1999 and 1998 amounted to $666,627 and $1,963,401, respectively.

         m.       INCOME TAXES

                  HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes.

                  The operations of HAITONG and HOTEL are subject to the income tax laws of the People's Republic of China but not subject to the U.S. income tax except for repatriated dividends.

                  Under the Sino-U.S. bilateral tax treaty, the Chinese government is allowed to withhold tax on interest from HOTEL to HIHI with a maximum withholding rate not to exceed 10.00%. A credit is then allowed for income tax paid to China by a resident or citizen of the United States. A provision of $105,000 has been included in the provision for Chinese Income Taxes for the year ending December 31, 1999 with a corresponding credit of $105,000 used to offset current income tax provision for the United States.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         m.       INCOME TAXES (CONTINUED)

                  HIHI had tax benefits from the net operating loss carried forwards that expired through the year 2013. The utilization of the loss to offset future income is limited by law; in prior years management believed that more than likely that such deferred tax benefit would not be realized and therefore a valuation allowance of an equivalent amount was recorded to offset the deferred tax asset. The income tax effect of the temporary differences as of December 31, 1998 consisted of the following:

                                                                             1998
                                                                           --------

             Deferred tax asset resulting from deductible
                 temporary differences for
                 utilization of net operating loss
                 carry forwards for income tax
                 purposes                                                 $ 362,000
                                                                           ========
             Valuation allowance resulting from the
                 potential non-utilization of net
                 operating loss carry forwards for
                 income tax purposes                                      $(362,000)
                                                                           ========



                  However during the current year the Company has generated sufficient income to utilize the net operating loss carryovers and the foreign tax credit that is available. The provision for United States Income Taxes has been made at the prevailing rates as prescribed by the Internal Revenue Code. No provision for deferred taxes has been provided, as there are no temporary differences as of December 31, 1999.

                  Provision for China Income Tax has been made at the prevailing rate of taxation of 33% on the estimated assessable profit for the period after utilization of losses brought forward from previous year. Provision for China Real Estate Tax has been made at the prevailing rate of taxation of 12% on the rental income for the period. The provision for income taxes consisted of the following:

                                                                 1999              1998
                                                               -------             ------
           Provision for United States Income Tax             $117,000          $   - 0 -
           Provision for China Income Tax                      204,575          1,026,706
           Provision for China Real Estate Tax                 104,150             24,761
                                                               -------             ------
               Total                                          $425,725         $1,051,467
                                                               =======           =========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         n.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

         O.       NEW AUTHORITATIVE PRONOUNCEMENTS

                  The Financial Accounting Standards Board (SFAS) has issued SFAS No. 133, "Accounting for Derivative and Hedging Activities." This new accounting standard does not have any impact on the Company's financial statements.

         P.       RECLASSIFICATIONS

                  Certain amounts in the 1998 financial statements have been reclassified to conform to the 1999 presentation. These reclassifications have no effect on net income or shareholders' equity.

2.       SHAREHOLDERS' EQUITY

                  HIHI has the following common shares as of December 31, 1999 and 1998:

                                                 1999                1998
                                                 ----                ----

           Authorized                             50,000,000         50,000,000
           Issued and outstanding                  7,500,807          7,500,807
           Par value                                   $0.02              $0.02

                  HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

                  On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would sell its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       SHAREHOLDERS' EQUITY, CONTINUED

         common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

                  On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

                  HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of December 31, 1999 and 1998, there were no preferred stocks issued and outstanding, respectively.

3.       REAL ESTATE

                  As of December 31, 1999 and 1998, real estate consists of the following:

                                                                   1999                 1998
                                                                   ----                 ----

         Real estate rental property, net                       $31,736,735          $33,841,095
         Real estate held for development and sale
                                                                  6,951,519           10,394,987
                                                                  ---------           ----------
             Total                                              $38,688,254          $44,236,082
                                                                 ==========           ==========

                  The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.       INVESTMENT IN AFFILIATES

                   Investment in which the Company owns a 20% interest are accounted for using the equity method. These investments collectively referred to as HOTEL GROUP consists of the following as of December 31:

                                                1999                1998
                                                ----                ----

         Share of net assets                $ 7,223,375         $ 7,223,898
         Advances made                        8,391,400           8,391,400
                                              ---------           ---------
             Total                          $15,614,775         $15,615,298
                                             ==========          ==========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INVESTMENT IN AFFILIATES (CONTINUED)

                                                          Place of           Ownership      Principal
         Name                                          incorporation          Interest      activity
         ----                                      -----------------         ---------      ---------
         Changyang International                    The People's              20%           Hotel
           Hotel (Shenyang) Co. Ltd.               Republic of China                        operation
           (Hotel)

         Changhua (Shenyang)                        The People's              20%            Business
           Business Co. Ltd.                       Republic of China                         center,
           (Business Center)                                                                 commercial and
                                                                                             retail

         Changyuan (Shenyang)                       The People's              20%            Car parking
           Park Co. Ltd.                           Republic of China
           (Garage)

                  Shown below is summarized financial information relative to the investments at December 31, 1999 and 1998:

         DECEMBER 31, 1999

                                                                             BUSINESS
                                                     HOTEL                     CENTER                 GARAGE
                                                     -----                   --------               ---------
         Balance Sheet:

             Assets                                   $52,857,416            $30,703,805           $20,969,801
             Liabilities                               40,786,508             18,671,388             8,901,216
                                                       ----------             ----------             ---------
             Equity                                    12,070,908             12,032,417            12,068,585
             Other Shareholders'
                Equity

                                                        9,665,130              9,627,930             9,655,475
                                                        ---------              ---------             ---------
         HIHI, equity                                $  2,405,778           $  2,404,487          $  2,413,110
                                                      ===========            ===========           ===========

         DECEMBER 31, 1998

                                                                              BUSINESS
                                                          HOTEL                CENTER                  GARAGE
                                                          -----               --------                ---------
         Balance Sheet:


             Assets                                   $44,380,490            $25,787,693           $18,749,055
             Liabilities                               32,349,906             13,764,385             6,682,631
                                                       ----------             ----------             ---------
             Equity                                    12,030,584             12,023,308            12,066,424
             Other Shareholders'
                Equity

                                                        9,624,467              9,618,729             9,653,222
                                                        ---------             ---------             ---------
         HIHI, equity                                $  2,406,117           $  2,404,579          $  2,413,202
                                                      ===========            ===========           ===========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INVESTMENT IN AFFILIATES (CONTINUED)

                  As of December 31, 1999, interest income has been accrued on advances made to the Hotel Group; interest receivable amounted to $1,046,796 as compared to $340,304 in 1998. Interest is being accrued at the annual rate of 9.00% and is payable once the Hotel opens for operations. In 1998, HIHI fully reserved the $340,304 as the Hotel was still under construction and the date of the Hotel opening was still uncertain. As of December 31, 1999, the Hotel is scheduled to be opened by June, 2000. Management evaluates their reserve throughout the year and management believes the interest receivable will be collectable within the next year. In 1999 interest has been recognized as income and the 1998 reserve has been reduced to $100,000 as of December 31, 1999.

                  In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", 20% of the interest income earned on these advances has been deferred until paid. Total deferred interest income, net of applicable Chinese taxes, amounted to $188,423 as of December 31, 1999.

5.       DUE FROM/TO RELATED COMPANIES

                  HIHI is conducting business with a related company in which HIHI's president and majority shareholder has a direct and indirect ownership interest. The related company purchases building materials for various projects. In addition, the company has been handling property rental and sales activities for HAITONG. As of December 31, 1999 and 1998, the amount due from the related company amounted to $5,517,840 and $1,366,447, respectively.

                  HIHI has entered into an agreement in 1997 with a related company to advance funds in the form of purchased materials. The agreement states that HIHI can postpone principal payments for three years. If no principal payments have been made starting September, 2000, the related company has the option to convert the debt up to the principal amount of the debt to stock in HIHI. As of December 31, 1999 and 1998 the total amount of debt under this agreement amounted to $14,787,763.

                  HAITONG has entered into an agreement with a property management company owned by HIHI's majority shareholder to manage and maintain one of the buildings, podiums and garages (see note 1c).

6.       BANK LOANS

                  The bank loans bear interest ranging from 6.44% to 9.51% annually and are secured by real estate (see note 3) owned by HAITONG and a corporate guarantee given by a related company.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         6.       BANK LOANS (CONTINUED)

                  As of December 31, 1999 and 1998, bank loans consist of the following:

                                                                            1999                   1998
                                                                            ----                   ----

              Loan from China Construction Bank, due
                November 24, 2000, quarterly
                interest only payments at 7.03% per
                annum, secured by properties and
                guaranteed by HAITONG                                 $4,927,834              $5,000,664

              Loanfrom China Construction Bank due
                December 28, 2000, quarterly
                interest only payments at 7.62% per
                annum, secured by properties and
                guaranteed by HAITONG                                  1,811,704              1,811,835

              Loan from China Construction Bank, due
                December 8, 2000, quarterly
                interest only payments at 6.44% per
                annum, secured by properties and
                guaranteed by HAITONG                                    205,326                219,835

              Loan from China Merchant Bank, due October
                15, 2000, quarterly interest only
                payments at 6.44% per annum,
                secured by properties, and
                guaranteed by HAITONG                                  2,294,825             $2,294,990

              Loan from China Merchant Bank, due April 23,
                2000, interest only payments at
                6.53% per annum, secured by
                properties, and guaranteed by
                HAITONG                                                  809,222                845,522

              Loan from China Agricultural Bank, due
                September 9, 2000, interest only
                payments At 9.51% per annum,
                secured by properties, and
                corporate guarantee o f a related
                company                                                     -              1,207,890

              Loan from China Agricultural Bank, due
                December 21, 1999, interest only
                payments at 9.51% per annum,
                secured by properties, and
                corporate guarantee of a related
                company                                                     -              1,811,835

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.       BANK LOANS (CONTINUED)

                                                                            1999                   1998
                                                                            ----                   ----

              Loan from China Industrial Bank, due
                September 3, 2000, quarterly
                interest only payments at 6.93% per
                annum, secured by properties, and
                guaranteed by HAITONG                                  3,623,407              3,623,670

              Loan from China Construction Bank, due
                December 6, 2000, quarterly
                interest only payments at 7.11% per
                annum, secured by properties, and
                guaranteed by HAITONG                                  3,623,407              3,623,670

              Loan from China Construction Bank, due April
                30, 1999, interest only payments at
                6.93% per annum, secured by bills
                of exchange and corporate guarantee
                of a related company                                        -                  362,370

              Loan from China Merchant Bank, due January
                14, 1999, interest only payments at
                7.23% per annum, secured by bills
                of exchange and corporate guarantee
                of a related company                                        -                  579,787
                                                                     ----------             ----------
                             Total                                  $17,295,725            $21,382,068
                                                                     ==========             ==========


                  Principal repayment requirements of all bank loans based on existing terms at December 31, 1999 are as follows:

                        YEAR ENDING                PRINCIPAL
                        DECEMBER 31                REPAYMENT
                        -----------                ---------
                            2000                   $ 17,295,725
                         Thereafter                      -

                  Total interest expense for the years ended December 31, 1999 and 1998 including related company debts amounted to $2,135,650 and $1,963,401, respectively.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.       SEGMENT REPORTING

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.            YEAR 2000

                  HIHI recognizes the potential implications of the Year 2000
         (Y2K) issue on systems that may contain date-related transactions, data, embedded chips, etc. HIHI is presently on manual system and is in the process of renovating or replacing, as necessary, the computer applications and business processes to provide for continued services in the new millennium. HIHI is also assessing the preparedness of external entities that interface with HIHI. There can be no assurance that there will not be a material adverse effect on HIHI if its actions and/or those related third parties fail to address all significant issues in a timely manner.

                  The costs of HIHI's Y2K compliance efforts are expensed as incurred and are being funded with cash flows from operations. At this time, the costs of these efforts are not expected to have a material effect to HIHI's financial position or the results of their operations in any given period.

9.       RENTAL INCOME

                  The Company receives rental income from leasing retail, office and residential building space under operating leases. Future minimum rentals, under non-cancelable operating leases to be received over the next five years net of 5% business tax as of December 31, 1999 are as follows:

                           YEAR ENDING
                           DECEMBER 31                  AMOUNT
                           -----------                  ------

                              2000                   $  928,853
                              2001                      239,054
                              2002                       51,407
                              2003                       16,102
                              2004                        8,606

                      HUAYANG INTERNATIONAL HOLDINGS, INC.

                                AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS

                                      AND

                    INDEPENDENT ACCOUNTANTS' REVIEW REPORT

                            MARCH 31, 2000 AND 1999

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                       CONSOLIDATED FINANCIAL STATEMENTS
                                      AND
                    INDEPENDENT ACCOUNTANTS' REVIEW REPORT
                            MARCH 31, 2000 AND 1999

                                                                          Page
                                                                          ----
Independent Accountants' Review Report                                    F-37

Consolidated Balance Sheets as of March 31, 2000
  and 1999                                             Exhibit A          F-38

Consolidated Statements of Income and Comprehensive
  Income for the three months ended March 31, 2000 and
  1999                                                 Exhibit B          F-39

Consolidated Statements of Changes in Shareholders'
  Equity for the three months ended March 31, 2000 and
  1999                                                 Exhibit C          F-40

Consolidated Statements of Cash Flows for the three
  months ended March 31, 2000 and 1999                 Exhibit D          F-41

Notes to consolidated financial statements                           F-42-F-53

                            [LETTERHEAD]




The Board of Directors
Huayang International Holdings, Inc.
 and Subsidiary



                       Independent Accountant's Report
                       -------------------------------

     We have reviewed the consolidated balance sheets of Huayang International Holdings, Inc. and subsidiary as of March 31, 2000 and 1999 and the related consolidated statements of income and comprehensive income, changes in shareholders' equity and cash flows for the three months then ended. These financial statements are the responsibility of the Company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the aforementioned financial statements for them to be in conformity with generally accepted accounting principles.



                                     /s/Moore Stephen Frazer and Torbet, LLP
                                        -------------------------------------
                                        Certified Public Accountants
                                        Walnut, California



May 30, 2000

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                    EXHIBIT A

       CONSOLIDATED BALANCE SHEETS
      AS OF MARCH 31, 2000 AND 1999

                            ASSETS
                                                                    2000           1999
                                                                 -----------    -----------
ASSETS:
  Real estate rental property, net of accumulated
    depreciation of $514,622 in 2000 and $243,716 in 1999        $31,743,980    $33,504,112
  Real estate held for development and sale                        6,289,941      9,263,984
  Cash                                                               255,771         11,763
  Due from related companies                                       1,011,242        204,749
  Investment in affiliates                                        15,615,385     15,615,124
  Property and equipment, net of accumulated
    depreciation of $499,367 in 2000 and $464,424 in 1999            157,170        162,240
  Other assests                                                      172,909        100,823
                                                                 -----------    -----------
    Total assets                                                 $55,216,398    $60,862,795
                                                                 ===========    ===========
          LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:
  Accounts payable and accrued liabilities                         3,323,634     15,105,056
  Bank loans                                                      17,298,560     20,688,406
  Due to related companies                                        10,086,997      2,225,457
  Income taxes payable                                             1,517,422      1,259,424
  Defferred interest income                                          255,278         31,793
                                                                 -----------    -----------
    Total liabilities                                             32,451,891     39,310,136
                                                                 -----------    -----------
MINORITY INTEREST                                                  1,035,878        986,245
                                                                 -----------    -----------
SHAREHOLDERS' EQUITY, Exhibit C:
  Common Stock, $0.02 par value, authorized 50,000,000
    shares, 7,500,807 shares issued and outstanding                  150,016        150,016
  Paid-in capital                                                 18,296,291     17,346,291
  Accumulated other comprehensive income                              35,143         35,523
  Retained earnings                                                3,247,179      2,084,584
                                                                 -----------    -----------
    Total shareholders' equity                                    21,728,629     20,566,414
                                                                 -----------    -----------
      Total liabilities and shareholders' equity                 $55,216,398    $60,862,795
                                                                 ===========    ===========



       The accompanying notes are an integral part of this statement.

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                    EXHIBIT B

     CONSOLIDATED STATEMENTS OF INCOME
         AND COMPREHENSIVE INCOME
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                        2000           1999
                                                     ----------     ----------
REVENUES:
  Real estate sales                                  $1,012,496     $1,526,245
  Real estate rental income                             298,092        257,853
  Interest income                                       163,800        169,424
                                                     ----------     ----------
      Total revenues                                  1,474,388      1,953,522
                                                     ----------     ----------
COSTS AND EXPENSES:
  Cost of real estate sold                              662,718      1,129,800
  Real estate operating expenses                         20,890         29,005
  Depreciation                                           65,684         89,158
  Interest expense                                      165,713             --
  Other operating expenses                              110,000         84,879
                                                     ----------     ----------
      Total costs and expenses                        1,025,005      1,332,842
                                                     ----------     ----------
INCOME BEFORE INCOME TAXES AND MINORITY INEREST         449,383        620,680

PROVISION FOR INCOME TAXES                              181,701        261,895
                                                     ----------     ----------
INCOME BEFORE MINORITY INTEREST                         267,682        358,785

MINORITY INTEREST                                       (11,991)       (14,072)
                                                     ----------     ----------
NET INCOME                                              255,691        344,713

OTHER COMPREHENSIVE INCOME
  Foreign currency translation adjustments                3,883          2,004
                                                     ----------     ----------
COMPREHENSIVE INCOME                                 $  259,574     $  346,717
                                                     ==========     ==========
NET INCOME PER SHARE (basic)                         $     0.03     $     0.05
                                                     ==========     ==========


       The accompanying notes are an integral part of this statement.

                                                                      EXHIBIT C


                 HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

            CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
                   ----------------------------------------------

                                                                                                       Accumulated
                                                                                                         other
                                              Number        Common        Paid-in        Retained      comprehen-
                                            of shares       stock         capital        earnings      sive income       Totals
                                           -----------  ------------  --------------  --------------  -------------  --------------
BALANCE, January 1, 2000                    7,500,807    $  150,016    $ 18,296,291    $  2,991,488    $   31,206     $ 21,469,055

  Net income, Exhibit B                                                                     255,691                        255,691
  Foreign currency translation adjustments                                                                  3,883            3,883
                                           -----------  ------------  --------------  --------------  ------------   --------------
BALANCE, March 31, 2000                     7,500,807    $  150,016    $ 18,296,291    $  3,247,179    $   35,143     $ 21,728,629
                                           ===========  ============  ==============  ==============  =============  ==============
BALANCE, January 1, 1999                    7,500,807    $  150,016    $ 17,346,291    $  1,739,871    $   33,519     $ 19,269,697

  Net income, Exhibit B                                                                     344,713                        344,713
  Additions to paid in capital                                              950,000                                        950,000
  Foreign currency translation adjustments                                                                  2,004            2,004
                                           -----------  ------------  --------------  --------------  -------------  --------------
BALANCE, March 31, 1999                     7,500,807    $  150,016    $ 18,296,291    $  2,084,584    $   35,523     $ 20,566,414
                                           ===========  ============  ==============  ==============  =============  ==============



          The accompanying notes are an integral part of this statement.

HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY                    EXHIBIT D

     CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED MARCH 31, 2000 AND 1999

                                                                             2000           1999
                                                                          ----------     ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                              $  255,691     $  344,713
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Gain on sales of real estate                                          (349,778)      (396,445)
      Net cash proceeds from sales of real estate                          1,012,496      1,526,245
      Real estate development costs                                          (67,471)    (1,729,127)
      Depreciation                                                            65,684        140,744
      Increase in other assets                                               (10,686)       (31,307)
      (Decrease) increase in accounts payable and accrued liabilities       (215,027)     8,449,621
      Decrease in deposits on real estate sales                                   --     (3,332,050)
      Increase in deferred interest income                                    36,855         31,793
      Increase in comprehensive income                                         3,883          2,004
      Increase in income taxes payable                                       148,330        232,719
                                                                          ----------     ----------
        Net cash provided by operating activities                            879,977      5,238,910
                                                                          ----------     ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in affiliates                                                      (261)          (174)
  Purchase of equipment                                                      (10,138)        (4,940)
                                                                          ----------     ----------
        Net cash used in investing activities                                (10,399)        (5,114)
                                                                          ----------     ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from (repayments to) short term bank loans                          2,835       (693,662)
  Repayments to related companies                                           (792,628)    (6,100,197)
  Contributed capital                                                             --        950,000
  Increase in minority interest                                               12,077          9,214
                                                                          ----------     ----------
        Net cash used in investing activities                               (777,716)    (5,834,645)
                                                                          ----------     ----------
NET INCREASE (DECREASE) IN CASH                                               91,862       (600,849)

CASH, beginning of the period                                                133,909        612,612
                                                                          ----------     ----------
CASH, end of the period                                                   $  225,771     $   11,763
                                                                          ==========     ==========

SUPPLEMENTARY CASH FLOW INFORMATION:

  Interest paid (net of interest capitalized of $136,727 and $217,900
    for the three months ended March 31, 2000, and 1999, respectively)       174,044        282,755
                                                                          ==========     ==========
  Income taxes paid                                                       $       --     $       --
                                                                          ==========     ==========


     The accompanying notes are an integral part of this statement.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a.       THE REPORTING ENTITY

                  The financial statements of Huayang International Holdings, Inc. and Subsidiary (HIHI) reflect the activities and financial transactions of its subsidiary Shenyang Haitong House Properties Development Ltd. (HAITONG). HIHI has a 95% ownership interest in HAITONG. HIHI also has a less than majority ownership interest in three other companies, Changyang International Hotel (Shenyang) Co. Ltd. (HOTEL), Changyuan (Shenyang) Park Ltd. (GARAGE) and Changhua (Shenyang) Business Co. Ltd. (BUSINESS CENTER) collectively referred to as HOTEL GROUP.

                  HIHI is incorporated under the laws of the State of Nevada in the United States. HAITONG, HOTEL, GARAGE and BUSINESS CENTER are incorporated under the laws of the People's Republic of China (PRC).

         b.       PRINCIPLES OF CONSOLIDATION

                  The consolidated financial statements of HIHI include its subsidiary HAITONG. All significant inter-company accounts and transactions have been eliminated in the consolidation. HIHI accounts for its investment in HOTEL GROUP under the equity method.

         c.       NATURE OF OPERATIONS AND CONCENTRATION OF RISK

                  HAITONG is in the business of developing a mixed-use (commercial and residential) building in Shenyang City Nanhu Scientific and Technological Development Zone, Liaoning province, People's Republic of China. Next to this building is a hotel complex under development by HOTEL. Both buildings are on top of a podium and a garage, which are under development by HAITONG, BUSINESS CENTER and GARAGE.

                  The real estate market and hospitality industries in the PRC are affected by various economic and political factors that are beyond the control of HIHI. The ultimate sales of development properties of HAITONG, in the opinion of management, will exceed the costs incurred plus the costs to complete the development.

         d.       REAL ESTATE HELD FOR DEVELOPMENT AND SALE

                  Real estate held for development and sale is stated at the lower of cost or net realizable value. Expenditures for land development are capitalized and are allocated to development projects by the specific identification method. Costs are allocated to specific units based on the ratio of the unit sales price to the estimated total project sales price times the total project costs.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         e.       REAL ESTATE RENTAL PROPERTY

                  Real estate rental property is stated at cost. Depreciation and amortization of real estate rental property is being provided on a straight-line method over the estimated useful lives of 40 to 50 years and amounted to $58,818 and $58,818 for the three months ending March 31, 2000 and 1999, respectively.

         f.       PROPERTY AND EQUIPMENT

                  Land use rights, building, furniture, fixtures, equipment and automobiles are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 50 years.

                  The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income. The cost of maintenance and repairs is charged to income as incurred, whereas significant renewals and betterments are capitalized. Depreciation expense for the three months ended March 31, 2000 and 1999 amounted to $6,865 and $30,345, respectively.

                  HIHI acquired land use rights from The People's Republic of China for a period of fifty years. The costs of the rights have been capitalized to the real estate development projects and once the constructed assets are ready for their intended use, the land use rights are amortized over the remaining useful life.

                  Long-term assets of the Company are reviewed annually as to whether their carrying value has become impaired, pursuant to the guidelines established in Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of" (SFAS 121). The Company considers assets to be impaired if the carrying value exceeds the future projected cash flows from related operations. The Company also re-evaluates the periods of amortization to determine whether subsequent events and circumstances warrant revised estimates of useful lives. As of March 31, 2000, the Company expects these assets to be fully recoverable.

         g.        CASH AND CONCENTRATION OF RISKS

                  For purposes of the statement of cash flows, HIHI considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         g.        CASH AND CONCENTRATION OF RISKS (CONTINUED)

                  Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the People's Republic of China. All cash in state-owned banks are not covered by insurance. HIHI has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash in bank deposit accounts. Uninsured balances were approximately $200,100 and $2,770 as of March 31, 2000 and 1999, respectively.

         h.       FAIR VALUE OF FINANCIAL INSTRUMENTS

                  HIHI's financial instruments include cash and cash equivalents, accounts payable and bank loans. Management has estimated that the carrying amount approximates fair value.

         i.       FOREIGN CURRENCY TRANSLATION AND TRANSACTIONS

                  The financial position and results of operations of HIHI's companies are determined using United States dollars as the functional currency. Assets and liabilities of HIHI's companies are translated at the prevailing exchange rate in effect at the balance sheet date. Revenues and expenses are translated at an average of exchange rate in effect during the period. Translation adjustments arising from the use of different exchange rates from period to period are included in the cumulative translation adjustment account in stockholders' equity. Gains and losses on foreign exchange transactions are included in statement of income except for the transactions attributable to the development of the project, which are included in the development costs.

         j.       REVENUE RECOGNITION

                  Real estate sales are reported in accordance with the provisions of Statement of Financial Accounting Standards No. 66. Profit from the sales of development properties, less 5% business tax, is recognized by the full accrual method when the sale is consummated. A sale is not considered consummated until (a) the parties are bound by the terms of a contract, (b) all consideration has been exchanged, (c) any permanent financing of which the seller is responsible has been arranged (d) all conditions precedent to closing have been performed
         (e) the seller does not have substantial continuing involvement with the property, and (f) the usual risks and rewards of ownership have been transferred to the buyer. Sales transactions not meeting all the conditions of the full accrual method are accounted for using the deposit method of accounting. Under the deposit method, all costs are capitalized as incurred, and payments received from the buyer are recorded as a deposit liability.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         j.       REVENUE RECOGNITION (CONTINUED)

                  Real estate rental income, less 5% business tax, is recognized on the straight-line basis over the terms of the tenancy agreements.

         k.       EARNINGS PER SHARE

                  HIHI adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

         There are no differences at March 31, 2000 and 1999.

         l.       CAPITALIZED INTEREST

                  HIHI follows the policy of capitalizing interest as a component of building construction costs. Total interest expense incurred for the three months ended March 31, 2000 and 1999 amounted to $302,675 and $398,402, respectively. Total interest expense capitalized as part of the construction costs for the three months ended March 31, 2000 and 1999 amounted to $136,727 and $217,900, respectively.

         m.       INCOME TAXES

                  HIHI adopted Statement of Financial Accountant Standards No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between income tax basis and financial reporting basis of assets and liabilities. Provision for income taxes consist of taxes currently due plus deferred taxes.

                  The operations of HAITONG and HOTEL are subject to the income tax laws of the People's Republic of China but not subject to the U.S. income tax except for repatriated dividends.

                  Under the Sino-U.S. bilateral tax treaty, the Chinese government is allowed to withhold tax on interest from HOTEL to HIHI with a maximum withholding rate not to exceed 10.00%. A credit is then allowed for income tax paid to China by a resident or citizen of the United States. A provision of $20,475 has been included in the provision for Chinese Income Taxes for the period ending March 31, 2000 and 1999 with a corresponding credit of $20,475 used to offset the current income tax provision for the United States.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         m.       INCOME TAXES (CONTINUED)

                  HIHI had tax benefits from net operating loss carried forwards that expired through the year 2013 in the amount of $362,000. In the year ended December 31, 1999 the entire net operating loss carried forwards were used to offset a portion of the 1999 income tax provision. Accordingly the United States tax provision for the three months ended March 31, 1999 reflects the utilization of the net operating loss and the foreign tax credit. The provision for United States Income Taxes has been made at the prevailing rates as prescribed by the Internal Revenue Code. No provision for deferred taxes has been provided, as there are no temporary differences as of March 31, 2000 and 1999.

                  Provision for China Income Tax has been made at the prevailing rate of taxation of 33% on the estimated assessable profit for the period after utilization of losses brought forward from previous year. Provision for China Real Estate Tax has been made at the prevailing rate of taxation of 12% on the rental income for the period. The provision for income taxes consisted of the following:

                                                                  2000                 1999
                                                                  ----                 ----

           Provision for United States Income Tax             $   9,550            $  43,217
           Provision for China Income Tax                       134,497              186,107
           Provision for China Real Estate Tax                   37,654               32,571
                                                                --------             ------
               Total                                          $ 181,701            $ 261,895
                                                                =======              =======


         n.       USE OF ESTIMATES

                  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

         O.       NEW AUTHORITATIVE PRONOUNCEMENTS

                  The Financial Accounting Standards Board (SFAS) has issued SFAS No. 133, "Accounting for Derivative and Hedging Activities." This new accounting standard does not have any impact on the Company's financial statements.

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


2.       SHAREHOLDERS' EQUITY

                  HIHI has the following common shares as of March 31, 2000 and 1999:

                                                          2000                1999
                                                          ----                ----

           Authorized                                   50,000,000         50,000,000
           Issued and outstanding                        7,500,807          7,500,807
           Par value                                         $0.02              $0.02

                  HIHI was formerly known as Power Capital Corporation (PCC) which its stock was traded on the Over The Counter (OTC) securities market under NASDAQ. PCC has been dormant for some years and has been delisted. However, immediately prior to the acquisition and the issuance of common shares as described below, PCC has issued and outstanding common shares of 100,807 shares to various shareholders.

                  On December 29, 1995, PCC signed an Acquisition Agreement (Agreement) as amended on January 5, 1996, with Huayang International Trust (TRUST), a business domiciled in the Isle of Man, whereas the TRUST would sell its 95%, 20%, 20% and 20% investments in HAITONG, HOTEL, GARAGE and BUSINESS CENTER, respectively, to PCC in exchange for 6,000,000 shares of common stock of PCC. HIHI recorded this acquisition under the purchase method of accounting for a total purchase price of approximately $17,500,000. On January 5, 1996, 6,000,000 shares were issued to TRUST. At the date of acquisition, PCC changed its name to HIHI.

                  On January 5, 1996, HIHI issued 1,400,000 shares of common stock of PCC to certain entities and individuals in exchange for their consulting services at a value of $28,000.

                  HHI is also authorized to issue preferred stock with a par value of $.02. The Board of Directors is authorized to establish the series, fix and determine the rights, preferences and limitations of the preferred stock. As of March 31, 2000 and 1999, there were no preferred stocks issued and outstanding, respectively.

3.       REAL ESTATE

                  As of March 31, 2000 and 1999, real estate consists of the following:

                                                                     2000                      1999
                                                                   ----------                ---------

         Real estate rental property, net                         $31,743,980              $35,504,112
         Real estate held for development and sale                  6,289,941                9,263,984
                                                                   ----------                ---------
             Total                                                $38,033,921              $44,768,096
                                                                   ==========               ==========

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


3.       REAL ESTATE (CONTINUED)

                  The real estate is located in Shenyang, the People's Republic of China. Certain of these properties have been pledged to secure bank loans granted to HAITONG as more fully described in note 6.

4.       INVESTMENT IN AFFILIATES

                   Investments in which the Company owns a 20% interest are accounted for using the equity method. These investments collectively referred to as HOTEL GROUP consists of the following as of March 31:

                                              2000                1999
                                           ----------           ---------
         Share of net assets               $7,223,985          $7,223,724
         Advances made                      8,391,400           8,391,400
                                            ---------           ---------
             Total                        $15,615,385         $15,615,124
                                           ==========          ==========


                                                         Place of             Ownership         Principal
         Name                                            incorporation         Interest          activity
         ----                                      -------------------        ---------      ------------

         Changyang International                      The People's              20%          Hotel
           Hotel (Shenyang) Co. Ltd.               Republic of China                         operation
           (Hotel)

         Changhua (Shenyang)                          The People's              20%          Business
           Business Co. Ltd.                       Republic of China                         center,
           (Business Center)                                                                 commercial and
                                                                                             retail

         Changhua (Shenyang)                          The People's              20%          Business
           Business Co. Ltd.                       Republic of China                         center,
           (Business Center)                                                                 commercial and
                                                                                             retail

         Changyuan (Shenyang)                         The People's              20%          Car parking
           Park Co. Ltd.                           Republic of China
           (Garage)

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INVESTMENT IN AFFILIATES (CONTINUED)

                  Shown below is summarized financial information relative to the investments at March 31, 2000 and 1999:

         MARCH 31, 2000

                                                                       BUSINESS
                                                     HOTEL              CENTER               GARAGE
                                                   ----------          ----------          ---------

         Balance Sheet:

             Assets                               $55,983,874         $30,708,631        $21,348,460
             Liabilities                           43,911,782          18,675,197          9,278,855
                                                   ----------          ----------          ---------
             Equity                                12,072,092          12,033,434         12,069,605


             Other Shareholders'
             Equity                                 9,665,946           9,628,826          9,656,374
                                                    ---------           ---------          ---------
         HIHI, equity                            $  2,406,146        $  2,404,608       $  2,413,231
                                                  ===========         ===========        ===========


         MARCH 31, 1999

                                                                          BUSINESS
                                                        HOTEL              CENTER                    GARAGE
                                                      ----------          ----------                ---------

         Balance Sheet:

             Assets                                   $54,984,993            $25,787,044           $18,748,287
             Liabilities                               42,914,651             13,755,354             6,680,431
                                                       ----------             ----------             ---------
             Equity                                    12,070,342             12,031,690            12,067,856


             Other Shareholders'
             Equity                                     9,664,283              9,627,169             9,654,712
                                                        ---------              ---------             ---------
         HIHI, equity                                $  2,406,059           $  2,404,521          $  2,413,144
                                                      ===========            ===========           ===========


         As of March 31, 2000 and 1999, interest income has been accrued on advances made to the Hotel Group; interest receivable amounted to $1,251,545 and $545,053, respectively. Interest is being accrued at the annual rate of 9.00% and is payable once the Hotel opens for operations. In 1998, HIHI fully reserved balance of $340,304 as the Hotel was still under construction and the date of the Hotel opening was still uncertain. As of March 31, 2000, the Hotel is scheduled to be opened by June, 2000. Management evaluates their reserve throughout the year and management believes the interest receivable will be collectable within the next year. As of March 31, 2000 and 1999, the reserve amounted to $100,000

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


4.       INVESTMENT IN AFFILIATES (CONTINUED)

                  In accordance with Accounting Principles Board Opinion No. 18, "The Equity Method of Accounting for Investments in Common Stock", 20% of the interest income earned on these advances has been deferred until paid. Total deferred interest income, net of applicable Chinese taxes, amounted to $225,278 and $31,793 as of March 31, 2000 and 1999,
         respectively.

5.       DUE FROM/TO RELATED COMPANIES

                  HIHI is conducting business with a related company in which HIHI's president and majority shareholder has a direct and indirect ownership interest. The related company purchases building materials for various projects. In addition, the company has been handling property rental and sales activities for HAITONG. As of March 31, 2000 and 1999, the amount due from the related company amounted to $1,011,242 and $204,749, respectively.

                  HIHI has entered into an agreement in 1997 with a related company to advance funds in the form of purchased materials. The agreement states that HIHI can postpone principal payments for three years. If no principal payments have been made starting September 2000, the related company has the option to convert the debt up to the principal amount of the debt to stock in HIHI. As of March 31, 2000 and 1999, the total amount of debt under this agreement amounted to $14,787,763.

                  HAITONG has entered into an agreement with a property management company owned by HIHI's majority shareholder to manage and maintain one of the buildings, podiums and garages (see note 1c).

6.       BANK LOANS

                  The bank loans bear interest ranging from 6.44% to 9.51% annually and are secured by real estate (see note 3) owned by HAITONG and a corporate guarantee given by a related company.

                  As of March 31, 2000 and 1999, bank loans consist of the following:

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


         6.    BANK LOANS (CONTINUED)

                                                       2000                   1999
                                                        ----                   ----

             Loan from China Construction Bank, due
               November 24, 2000, quarterly
               interest only payments at 7.03% per
               annum, secured by properties and
               guaranteed by HAITONG                  $4,928,640             $4,928,250

             Loan from China Construction Bank due
               December 28, 2000, quarterly
               interest only payments at 7.62% per
               annum, secured by properties and
               guaranteed by HAITONG                   1,812,000              1,811,835

             Loan from China Construction Bank, due
               December 8, 2000, quarterly
               interest only payments at 6.44% per
               annum, secured by properties and
               guaranteed by HAITONG                     205,360                205,344

             Loan from China Merchant Bank, due October
               15, 2000, quarterly interest only
               payments at 6.44% per annum,
               secured by properties, and
               guaranteed by HAITONG                   2,295,200             $2,294,990

             Loan from China Merchant Bank, due April 23,
               2000, interest only payments at
               6.53% per annum, secured by
               properties, and guaranteed by
               HAITONG                                   809,360                821,364

             Loan from China Agricultural Bank, due
               September 9, 2000, interest only
               payments At 9.51% per annum,
               secured by properties, and
               corporate guarantee of a related
               company                                         -              1,207,890

             Loan from China Agricultural Bank, due
               December 21, 1999, interest only
               payments at 9.51% per annum,
               secured by properties, and
               corporate guarantee of a related
               company                                         -              1,811,835

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


6.       BANK LOANS (CONTINUED)

                                                        2000                   1999
                                                        ----                   ----

             Loan from China Industrial Bank, due
               September 3, 2000, quarterly
               interest only payments at 6.93% per
               annum, secured by properties, and
               guaranteed by HAITONG                   3,624,000              3,622,264

             Loan from China Construction Bank, due
               December 6, 2000, quarterly
               interest only payments at 7.11% per
               annum, secured by properties, and
               guaranteed by HAITONG                   3,624,000              3,622,264

             Loanfrom China Construction Bank, due April
               30, 1999, interest only payments at
               6.93% per annum, secured by bills
               of exchange and corporate guarantee
               of a related company                       -                     362,370

                                                      ----------             ----------
                   Total                             $17,298,560            $20,688,406
                                                      ==========             ==========


                  Principal repayment requirements of all bank loans based on existing terms at December 31, 2000 are as follows:

                        YEAR ENDING                     PRINCIPAL
                        DECEMBER 31                     REPAYMENT
                        -----------                     ---------

                               2000                    $ 17,298,560
                           Thereafter                            -

                  Total interest expense for the three months ended March 31, 2000 and 1999 including related company debts amounted to $302,675 and $398,402, respectively.

7.       SEGMENT REPORTING

                  In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" (SFAS 131). SFAS No. 131 requires the Company to disclose information used by management to evaluate its individual business segments. As the Company currently is engaged in only one business

               HUAYANG INTERNATIONAL HOLDINGS, INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


7.       SEGMENT REPORTING (CONTINUED)

         segment, no additional disclosures are required. The Company's net investment in and the operating results of its various real estate activities may be derived directly from the accompanying consolidated financial statements.

8.       YEAR 2000

                  HIHI recognizes the potential implications of the Year 2000
         (Y2K) issue on systems that may contain date-related transactions, data, embedded chips, etc. HIHI is presently on manual system and is in the process of renovating or replacing, as necessary, the computer applications and business processes to provide for continued services in the new millennium. HIHI is also assessing the preparedness of external entities that interface with HIHI. There can be no assurance that there will not be a material adverse effect on HIHI if its actions and/or those related third parties fail to address all significant issues in a timely manner.

                  The costs of HIHI's Y2K compliance efforts are expensed as incurred and are being funded with cash flows from operations. At this time, the costs of these efforts are not expected to have a material effect to HIHI's financial position or the results of their operations in any given period.

9.       RENTAL INCOME

                  The Company receives rental income from leasing retail, office and residential building space under operating leases. Future minimum rentals, under non-cancelable operating leases to be received over the next five years net of 5% business tax as of December 31, 2000 are as follows:


                     YEAR ENDING
                     DECEMBER 31             AMOUNT
                     -----------             ------

                      2000                   $  928,853
                      2001                      239,054
                      2002                       51,407
                      2003                       16,102
                      2004                        8,606

                                    PART III

ITEM 1.  INDEX TO EXHIBITS

         (10) Materials Contracts

Exhibit
Number            Description of Exhibits

      (99)(1)     Management Contract between Shenyang Haitong House Properties
                  Development Ltd. and Huayang Real Estate Management (Shenyang)
                  Co. Ltd.

      (99)(2)     Huayang International Building Office Lease Agreement

      (99)(3)     Labour Contract

      (99)(4)     Comprehensive Policy of Property Insurance Policy No. 00001714

      (99)(5)     Loan Contract of RMB of the Construction Bank of China between
                  Shenyang Haitong House Properties Development Co. Ltd. and the
                  Construction Bank of China, the Construction Subbranch

      (99)(6)     China Construction Bank (Loan) Mortgage Contract between
                  Shenyang Haitong House Properties Development Co. Ltd. and
                  City Construction Subbranch of China Construction Bank

      (99)(7)     Loan Contract between Merchant's Bank Shenyang Branch and
                  Shenyang Haitong House Properties Development Co. Ltd.

      (99)(8) Loan Contract of RMB of the Construction Bank of China between Shenyang Haitong House Properties Development Co.
                  Ltd. and the Construction Bank of China, Zhongsan Branch

      (99)(9)     China Construction Bank (Loan) Mortgage Contact between
                  Shenyang Haitong House Properties Development Co. Ltd. and
                  Zhongshan Subbranch of China Construction Bank

------------------

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

DATE:  July 2, 2000              Huayang International Holdings, Inc.


                                 By: /s/ Gao WanJun
                                     --------------
                                 Name:   Gao WanJun
                                 Title:  President

         Pursuant to the requirements of the Section 12 of the Securities and Exchange Act of 1934, as amended, this registration statement has been signed below by the following persons in the capacities indicated on the 2nd day of July, 2000.

   SIGNATURE                                    TITLE
   ---------                                    -----
/s/ Gao WanJun                      Chairman of the Board of Directors,
--------------------                Chief Executive Officer and President
Name:  Gao WanJun

/s/ Wang YuFei
--------------------                Secretary and Director
Name: Wang YuFei

/s/ Wang XiaoLuan                   Vice President, Chief Financial
--------------------                Officer and Director
Name: Wang XiaoLuan


                                       26